UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]   **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)**
        OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)**
        OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)**
        OF THE SECURITIES EXCHANGE ACT OF 1934
        OR

[ ]   **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)**
        OF THE SECURITIES EXCHANGE ACT OF 1934
        Date of event requiring this shell company report………………………..

For the transition period from ………………… to …………………

Commission file number 1- 33867

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

Not Applicable
(Translation of Registrant's name into English)

4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Roy Spires
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
(Contact information for company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A common stock, par value of $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
12,500,000 shares of Class A common stock, par value of $0.01 per share.
12,500,000 shares of Class B common stock, par value of $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]   Accelerated Filer [ ]   Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]   International Financial Reporting Standards as issued by   Other [ ]
the International Accounting Standards Board [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

TEEKAY TANKERS LTD.
INDEX TO REPORT ON FORM 20-F

PART I

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words "expect," "intend," "plan," "believe," "anticipate," "estimate" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

- our ability to pay dividends on our common stock;

- our future financial condition or results of operations and our future revenues and expenses;

- general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

- expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

- future oil prices, production and refinery capacity;

- expansion of our business and additions to our fleet;

- planned capital expenditures and the ability to fund capital expenditures from external financing sources;

- the need to establish reserves that would reduce dividends on our common stock;

- future supply of, and demand for, oil;

- the ability to leverage Teekay Corporation's relationships and reputation in the shipping industry;

- the expected benefits of participation in the Teekay Pool;

- the ability to maximize the use of vessels, including the redeployment or disposition of vessels no longer under time charters;

- operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

- the expected cost of, and our ability to comply with, governmental regulations and maritime self regulatory organization standards applicable to our business;

- the anticipated impact of future regulatory changes or environmental liabilities;

- incremental general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation;

- the anticipated taxation of our company and distributions to our stockholders;

- the expected lifespan of our vessels;

- the expected demand in the oil shipping sectors in general and the demand for tankers in particular;

- customers' increasing emphasis on environmental and safety concerns;

- anticipated funds for liquidity needs and the sufficiency of cash flows;

- our use of interest rate swaps to reduce interest rate exposure;

- the expected effect of off-balance sheet arrangements; and

- our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in Item 3: Key Information—Risk Factors and other factors detailed from time to time in other reports we file with the SEC.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables present, in each case for the periods and as of the dates indicated, summary:

- historical financial and operating data of Teekay Tankers Predecessor; and

- financial and operating data of Teekay Tankers Ltd. (sometimes referred to as the Company, we or us) since its initial public offering on December 18, 2007.

The summary historical financial and operating data has been prepared on the following basis:

- the historical financial and operating data of Teekay Tankers Predecessor as at and for the years ended December 31, 2003 and 2004 are derived from the unaudited combined, carve-out financial statements of Teekay Tankers Predecessor;

- the historical financial and operating data of Teekay Tankers Predecessor as at and for the years ended December 31, 2005 and 2006 are derived from the audited combined, carve-out financial statements of Teekay Tankers Predecessor;

- the historical financial and operating data of Teekay Tankers Predecessor for the period from January 1, 2007 to December 17, 2007 are derived from the audited combined, carve-out financial statements of Teekay Tankers Predecessor; and

- the historical financial and operating data of Teekay Tankers Ltd. as at December 31, 2007 and for the period from December 18, 2007 to December 31, 2007 reflect its initial public offering and are derived from the audited consolidated financial statements of the Company.

The initial public offering and certain other transactions that occurred during 2007 have affected our historical performance or will affect our future performance. As a result, the following tables should be read together with, and are qualified in their entirety by reference to, (a) "Item 5. Operating and Financial Review and Prospects," included herein, and (b) the historical financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the financial statements for the years ended December 31, 2007, 2006 and 2005, aggregated as follows:

Year ended December 31, 2007
- January 1 to December 17, 2007
- December 18 to December 31, 2007

Year ended December 31, 2006
- January 1 to December 31, 2006

Year ended December 31, 2005
- January 1 to December 31, 2005

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or *GAAP*).

	2003	Years Ended December 31, 2004	2005	2006	Year Ended December 31, 2007 January 1 To December 17, 2007	December 18 To December 31, 2007
			(in thousands, except share, per share, and fleet data)			
Income Statement Data:						
Voyage revenues	$ 91,503	$ 106,442	$ 125,372	$ 153,093	$ 140,611	$ 5,696
Operating expenses:						
Voyage expenses(1)	28,670	19,661	31,799	46,408	46,045	1,307
Vessel operating expenses(2)	14,158	16,310	18,722	21,777	20,935	923
Depreciation and amortization	9,303	10,647	13,137	15,614	15,068	599
General and administrative expenses	3,949	5,441	8,975	12,142	12,231	240
Total operating expenses	56,080	52,059	72,633	95,941	94,279	3,069
Income from vessel operations	35,423	54,383	52,739	57,152	46,332	2,627
Interest expense	(169)	(535)	(6,919)	(15,737)	(6,103)	(361)
Other - net	(905)	(2,448)	(1,929)	(1,262)	(8)	-
Net income	34,349	51,400	43,891	40,153	40,221	2,266
Earnings per common share — basic and diluted(3)	$ 2.29	$ 3.43	$ 2.93	$ 2.68	$ 2.68	$ 0.09
Balance Sheet Data (at end of year):						
Cash and cash equivalents	$ -	$ -	$ -	$ -		$ 34,839
Vessels and equipment(4)	196,039	224,889	296,899	282,451		267,729
Total assets	203,892	230,888	317,414	298,625		310,324
Total debt(5)	8,847	10,765	286,922	81,196		149,100
Common stock and paid in capital	-	-	-	-		180,916
Total stockholders' equity/owner's equity	192,101	216,211	42,446	209,575		148,794
Cash Flow Data:						
Net cash provided by (used in):						
Operating activities(6)	$ 40,651	$ 61,942	$ 41,828	$ 62,170		
Financing activities(6)	(30,215)	(26,292)	39,500	(61,148)		
Investing activities(6)	(10,436)	(35,650)	(81,328)	(1,022)		
Number of outstanding shares of common stock(3)	15,000,000	15,000,000	15,000,000	15,000,000	15,000,000	25,000,000
Other Financial Data:						
Net voyage revenues(7)	$ 62,833	$ 86,781	$ 93,573	$ 106,685	$ 94,566	$ 4,389
EBITDA(8)	44,661	65,027	65,881	72,755	61,392	3,226
Capital expenditures:						
Expenditures for vessels and equipment	10,436	35,650	81,328	1,022	945	-
Expenditures for drydocking	1,760	3,847	3,819	144	-	-
Fleet Data:						
Average number of Aframax tankers(9)	6.0	6.6	7.9	9.0	9.0	9.0

(1) Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2) Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3) Earnings per common share is determined by dividing net income by the weighted average number of shares outstanding during the period. For periods prior to December 18, 2007, such shares are deemed equal to the 15,000,000 common shares received by Teekay Corporation in exchange for net assets it contributed to us in connection with our initial public offering.

(4) Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation and (b) advances on newbuildings.

(5) Total debt includes long-term debt and advances from affiliates for periods prior to December 18, 2007.

(6) For the year ended December 31, 2007, cash flow data provided by (used in) operating activities, financing activities and investing activities was $61,993, ($26,209) and ($945), respectively.

(7) Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making

operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call "net voyage revenues," are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with revenues.

	Years Ended December 31, 2003	Years Ended December 31, 2004	Years Ended December 31, 2005	Years Ended December 31, 2006	Year Ended December 31, 2007: January 1 to December 17, 2007	Year Ended December 31, 2007: December 18 to December 31, 2007
Voyage revenues	$ 91,503	$ 106,442	$ 125,372	$ 153,093	$ 140,611	$ 5,696
Voyage expenses	(28,670)	(19,661)	(31,799)	(46,408)	46,045	1,307
Net voyage revenues	$ 62,833	$ 86,781	$ 93,573	$ 106,685	$ 94,566	$ 4,389

(8) EBITDA. Earnings before interest, taxes, depreciation and amortization is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

- *Financial and operating performance.* EBITDA assists our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold shares of our Class A common stock.

- *Liquidity.* EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA provides a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA as a liquidity measure also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our Class A common stock.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Years Ended December 31, 2003	Years Ended December 31, 2004	Years Ended December 31, 2005	Years Ended December 31, 2006	Year Ended December 31, 2007: January 1 to December 17, 2007	Year Ended December 31, 2007: December 18 to December 31, 2007
Reconciliation of "EBITDA" to "Net income":						
Net income	$ 34,349	$ 51,400	$ 43,891	$ 40,153	$ 40,221	$ 2,266
Depreciation and amortization	9,303	10,647	13,137	15,614	15,068	599
Interest expense	169	535	6,919	15,737	6,103	361
Income taxes	840	2,445	1,934	1,251	-	-
EBITDA	$ 44,661	$ 65,027	$ 65,881	$ 72,755	$ 61,392	$ 3,226
Reconciliation of "EBITDA" to "Net operating cash flow":						
Net operating cash flow	$ 40,651	$ 61,942	$ 41,828	$ 62,170	$ 61,843	$ 150
Expenditures for drydocking	1,760	3,847	3,819	144	-	-
Interest expense	169	535	6,919	15,737	6,103	361
Income taxes	840	2,445	1,934	1,251	-	-
Change in working capital	1,279	(3,707)	11,485	(6,313)	(6,069)	2,745
Other, net	(38)	(35)	(104)	(234)	(485)	(30)
EBITDA	$ 44,661	$ 65,027	$ 65,881	$ 72,755	$ 61,392	$ 3,226

(9) Average number of ships consists of the average number of vessels that were in our possession during a period.

Risk Factors

We may be unable to pay dividends.

Our board of directors has adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution from the previous quarter, subject to any reserves the board of directors may from time to time determine are required. *Cash Available for Distribution* represents our net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items. The amount of Cash Available for Distribution will principally depend upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:

- the cyclicality in the spot tanker market;

- the rates we obtain from our spot charters and time charters;

- the price and level of production of, and demand for, crude oil;

- the level of our operating costs, such as the cost of crews and insurance;

- the number of off-hire days for our fleet and the timing of, and number of days required for drydocking of our vessels;

- delays in the delivery of any newbuilding vessels;

- prevailing global and regional economic and political conditions; and

- the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of Cash Available for Distribution also will depend upon other factors, such as:

- the level of capital expenditures we make, including for maintaining existing vessels and acquiring new vessels, which we expect will be substantial;

- our debt service requirements and restrictions on distributions contained in our credit agreements;

- fluctuations in our working capital needs; and

- the amount of any cash reserves established by our board of directors, including reserves for working capital and other matters.

In addition, the declaration and payment of dividends is subject at all times to the discretion of our board of directors and compliance with the laws of the Republic of The Marshall Islands.

We depend upon spot charters and any decrease in spot-charter rates may adversely affect our earnings and our ability to pay dividends.

Our fleet is comprised of nine double-hull Aframax tankers. As of March 1, 2008, five of these vessels were operating under fixed-rate time charters and the remaining four were operating in the spot market through participation in a pooling arrangement with Teekay Corporation (or the *Teekay Pool*). In addition, we may employ in the spot market any additional vessels that we may acquire in the future or existing vessels upon the expiration of related time charters. As a result, our financial performance will be substantially affected by conditions in the oil tanker spot market and only our five vessels on fixed-rate time charters will, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.

The spot market is highly volatile and fluctuates based upon tanker and oil supply and demand. The successful operation of our vessels in the spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and traveling unladen to pick up cargo. In the past, there have been periods when spot rates have declined below the operating cost of vessels. Future spot rates may decline significantly and may not be sufficient to enable our vessels trading in the spot market to operate profitably or for us to pay dividends.

We may hedge our exposure to the spot market's volatility by entering into financial instruments such as freight forward agreements with respect to one or more of our tankers. This hedging technique, which would guarantee minimum revenues for the tankers subject to the agreements, could limit our profits during periods of rising spot-charter rates.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. If the tanker market is depressed, our earnings and Cash Available for Distribution may decrease. Our exposure to industry business cycles will be more acute because of our dependence upon the spot market, which is more volatile than the tanker industry generally. Our ability to operate profitably in the spot market and to recharter our other vessels upon the expiration or termination of their charters will depend upon, among other factors, economic conditions in the tanker market.

The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for tanker capacity include:

- demand for oil and oil products;

- supply of oil and oil products;

- regional availability of refining capacity;

- global and regional economic conditions;

- the distance oil and oil products are to be moved by sea; and

- changes in seaborne and other transportation patterns.

Factors that influence the supply of tanker capacity include:

- the number of newbuilding deliveries;

- the scrapping rate of older vessels;

- conversion of tankers to other uses;

- the number of vessels that are out of service; and

- environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price and the supply of, and demand for, tanker capacity. Changes in demand for transportation of oil over longer distances and in the supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.

Our ability to grow may be adversely affected by our dividend policy.

Our dividend policy requires us to distribute all of our Cash Available for Distribution on a quarterly basis, subject to any reserves that our board of directors may determine are required. Accordingly, our growth, if any, may not be as fast as businesses that reinvest their cash to expand ongoing operations. In determining the amount of Cash Available for Distribution, our board of directors will consider contingent liabilities, the terms of our credit facilities, our other cash needs and the requirements of Marshall Islands law. We believe that we will generally finance any maintenance and expansion capital expenditures from cash balances or external financing sources (including commercial borrowings and potential debt or equity issuances). To the extent we do not have sufficient cash reserves or are unable to obtain financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash for dividends to our stockholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or undrawn credit facilities. We anticipate growing our fleet through the acquisition of tankers from third parties, our right to acquire up to four additional tankers from Teekay Corporation during the 18 months following our initial public offering in December 2007 and other tankers we expect Teekay Corporation will offer us from time to time in the future, which would increase the level of our maintenance capital expenditures.

Maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

- the cost of labor and materials;

- customer requirements;

- increases in our fleet size or the cost of replacement vessels;

- governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

- competitive standards.

In addition, maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels drydocked during that quarter. Significant maintenance capital expenditures may reduce the amount of any dividends to our stockholders.

We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for any acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to pay dividends may be diminished, our financial leverage could increase or our stockholders' ownership interest in us could be diluted.

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring existing oil tankers from third parties or from Teekay Corporation, which at the closing of our initial public offering in December 2007 agreed to offer to us, prior to July 2009, the right to purchase from it up to four existing Suezmax-class oil tankers. We may acquire additional Aframax or Suezmax-class crude tankers or product tankers in the future. Our acquisitions may also include newbuilding vessels (or *newbuildings*). We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically would pay 20% of the purchase price of a tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately three to four years from the order). To fund expansion capital expenditures, we may be required to use cash balances, cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce the amount of cash for dividends to our stockholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to stockholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant stockholder ownership or dividend dilution.

Changes in the oil markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil will depend upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. A slowdown of the U.S. and world economies may result in reduced consumption of oil products and decreased demand for our vessels and services, which would reduce vessel earnings and limit our ability to expand our fleet.

We depend on Teekay Corporation to assist us in operating our business and competing in our markets, and our business will be harmed if Teekay Corporation fails to assist us.

We have entered into a long-term management agreement (the *Management Agreement*) with Teekay Tankers Management Services Ltd., a subsidiary of Teekay Corporation (or *our Manager*), pursuant to which our Manager provides to us commercial, technical, administrative and strategic services, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services by our Manager. Our business will be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are extremely limited and do not include mere dissatisfaction with our Manager's performance. In addition, upon any termination of the Management Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Teekay Corporation provides. Furthermore, the profitable operation of our tankers in the Teekay Pool will depend largely on the efforts of the pool manager, Teekay Chartering Limited (which is an affiliate of Teekay Corporation), Teekay Corporation's participation in the Teekay Pool and its reputation and relationships in the shipping industry. Under the pooling arrangement, the earnings of all of the vessels in the Teekay Pool will be aggregated, or pooled, and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel is available. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our ability to:

- maximize revenues of our tankers included in the Teekay Pool;

- acquire new tankers or obtain new time charters;

- renew existing time charters upon their expiration;

- successfully interact with shipyards during periods of shipyard construction constraints;

- obtain financing on commercially acceptable terms; or

- maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to stockholders.

The operation of a significant number of our tankers in the Teekay Pool could limit our earnings.

As of March 1, 2008, four of our nine vessels operated in, and generated revenues to us through participation in, the Teekay Pool. Pools are designed to spread the costs and risks associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the pool. Although the net revenues are apportioned based on the relative performance capabilities of each vessel and the actual earning days each vessel is available, a pool may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of the net pool revenues may be less than what we could earn operating our vessels independently.

The removal of any vessels from the Teekay Pool or any other pooling arrangement may adversely affect our operating results and ability to pay dividends.

We and Teekay Corporation have each committed to include in the Teekay Pool all of our and its respective Aframax-class crude tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. If we or Teekay Corporation remove vessels in the Teekay Pool to operate under longer-term time charters, the benefits to us of the Teekay Pool could diminish. In addition, the European Union is in the process of substantially reforming the way it regulates traditional agreements for maritime services from an antitrust perspective. These changes may impose new restrictions on the way pools are operated or may prohibit pooling arrangements altogether. If for any reason our vessels or Teekay Corporation's vessels cease to participate in the Teekay Pool or another pooling arrangement, or if the pooling arrangements are significantly restricted, we may not achieve the benefits intended by pool participation and our results of operations and ability to pay dividends could be harmed.

Our vessels operate in the highly competitive international tanker market.

The operation of oil tankers and transportation of crude oil and refined petroleum products are extremely competitive businesses. Competition arises primarily from other tanker owners, including major oil companies and independent tanker companies, some of which have substantially greater financial strength and capital than do we or Teekay Corporation. Competition for the transportation of oil and oil products can be intense and depends on price and the location, size, age, condition of the tanker and the acceptability of the tanker and its operators to the charterers. Our competitive position may erode over time.

We may not be able to grow or to manage our growth effectively.

One of our principal strategies is to continue to grow by expanding our operations and adding vessels to our fleet. Our future growth will depend upon a number of factors, some of which are beyond our control. These factors include our ability to:

- identify suitable tankers or shipping companies for acquisitions or joint ventures;

- integrate successfully any acquired tankers or businesses with our existing operations; and

- obtain required financing for our existing and any new operations.

In addition, competition from other companies, many of which have significantly greater financial resources than do we or Teekay Corporation, may reduce our acquisition opportunities or cause us to pay higher prices. Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations.

We may not realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our financial condition and performance.

Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

- fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

- be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

- decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

- significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

- incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

- incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel's condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

Our operating results are subject to seasonal fluctuations.

Our tankers operate in markets that have historically exhibited seasonal variations in demand and, therefore, in spot-charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by the tankers that will be included in our initial fleet have historically been weaker during the fiscal quarters ended June 30 and September 30, and stronger in our fiscal quarters ended March 31 and December 31.

Delays in deliveries of any newbuildings could harm our operating results.

The delivery of any newbuilding that we may order could be delayed, which would delay our receipt of revenues related to the vessel. The completion and delivery of newbuildings could be delayed because of:

- quality or engineering problems;

- changes in governmental regulations or maritime self-regulatory organization standards;

- work stoppages or other labor disturbances at the shipyard;

- bankruptcy or other financial crisis of the shipbuilder;

- a backlog of orders at the shipyard;

- political or economic disturbances;

- weather interference or catastrophic event, such as a major earthquake or fire;

- requests for changes to the original vessel specifications;

- shortages of or delays in the receipt of necessary construction materials, such as steel;

- an inability to finance the construction of the vessels; or

- an inability to obtain requisite permits or approvals.

If delivery of a vessel is significantly delayed, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our stockholders.

Over time, the value of our vessels may decline substantially, which could adversely affect our ability to obtain financing or our operating results.

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline substantially from existing levels. If operation of a tanker is not profitable, or if we cannot re-deploy a chartered tanker at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Inability to dispose of vessels at a reasonable value could result in a loss on their sale and could adversely affect our results of operations and financial condition. In addition, one of our credit facilities contains loan-to-value financial covenants tied to the value of the two vessels that collateralize this credit facility. Any decline in the market values of these tankers may require prepayments to avoid a default under this credit facility. Further, if we determine at any time that a vessel's future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

An increase in operating costs could adversely affect our cash flows and financial condition.

Under our Management Agreement, we must reimburse our Manager for vessel operating expenses (including crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and in addition for spot or voyage charters, voyage expenses (including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and conversions). These expenses depend upon a variety of factors, many of which are beyond our or our Manager's control. Some of these costs, primarily relating to fuel, insurance and enhanced security measures, have been increasing and may increase in the future. Increases in any of these costs would decrease our earnings and may decrease the amount of any dividends to our stockholders.

We are unable to quantify in advance the amount of fees we will pay under our Management Agreement, which vary from period to period.

We will not be able to quantify in advance the fees for services provided to us under our Management Agreement because the payment amounts due and the particular amounts or mix of services to be provided under that agreement are not specified or fixed. The aggregate amount of these fees vary from period to period, which will affect the amount of our Cash Available for Distribution.

Our substantial debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends.

As of December 31, 2007, our consolidated debt was approximately $149.1 million and we could have borrowed up to an additional $115 million under our $229 million revolving credit facility. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facility. Our level of debt could have important consequences to us, including the following:

- our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

- we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, business opportunities and dividends to our stockholders;

- our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

- our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our revolving credit facility, term loan and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements restrict our ability to:

- pay dividends;

- incur or guarantee indebtedness;

- change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

- grant liens on our assets;

- sell, transfer, assign or convey assets;

- make certain investments; and

- enter into a new line of business.

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements, our obligations may become immediately
due and payable, and the lenders' commitment, if any, to make further loans may terminate. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.

Restrictions in our debt agreements may prevent us from paying dividends.

The payment of principal and interest on our debt will reduce the amount of cash for dividends to our stockholders. In addition, our revolving credit facility prohibits and other financing agreements may prohibit the payment of dividends upon the occurrence of the following events, among others:

- failure to pay any principal, interest, fees, expenses or other amounts when due;

- failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

- breach or lapse of any insurance with respect to vessels securing the facility;

- breach of certain financial covenants;

- failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

- default under other indebtedness;

- bankruptcy or insolvency events;

- failure of any representation or warranty to be materially correct;

- a change of control, as defined in the applicable agreement; and

- a material adverse effect, as defined in the applicable agreement.

Terrorist attacks, increased hostilities or war could lead to economic instability, increased costs and disruption of our business.

Terrorist attacks and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, resulting in reduced demand for our services.

In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could disrupt the spot market in which our tankers operate and entitle customers to terminate our time charters, which would harm our cash flows and business.

Operations outside of the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of demand for oil and related marine transportation services. We derive a significant portion of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have directly and indirectly resulted in attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business or our results of operations, financial condition and ability to pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries as a result of terrorist attacks, hostilities or otherwise, may limit trading activities with countries where our vessels operate, which could also harm our business and ability to pay dividends. Finally, a government could requisition one or more of our vessels, which is most likely during a war or a national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flows and financial results.

Marine transportation is inherently risky, and an incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.

Vessels and their cargoes are at risk of being damaged or lost because of events such as:

- marine disasters;

- bad weather;

- mechanical or electrical failures;

- grounding, capsizing, fire, explosions and collisions;

- piracy

- human error; and

- war and terrorism.

An accident involving any of our vessels could result in any of the following:

- death or injury to persons, loss of property or damage to the environment and natural resources;

- delays in the delivery of cargo;

- loss of revenues from charters;

- liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system where the spill occurred;

- governmental fines, penalties or restrictions on conducting business;

- higher insurance rates; and

- damage to our reputation and customer relationships generally.

Any of these events could have a material adverse effect on our business, financial condition and operating results.

Insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.

The operation of oil tankers is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. In addition, none of our vessels is insured against loss of revenues resulting from vessel off-hire time. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations our Manager may be required to make additional payments (which we are required to reimburse) over and above budgeted premiums if member claims exceed association reserves.

Our Manager may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed the insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage.

The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels' registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We expect to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

The United States Oil Pollution Act of 1990 (or *OPA 90*), for instance, allows for potentially unlimited liability for owners, operators and bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States, without regard to fault of such owners, operators and bareboat charterers. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by many countries outside of the United States, imposes liability for oil pollution in international waters. In addition, in complying with OPA 90, regulations of the International Maritime Organization (or *IMO*), European Union directives and other existing laws and regulations and those that may be adopted, ship-owners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage.

Various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. For example, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. Certain exemptions promulgated by the Environmental Protection Agency (or *EPA*) under the Clean Water Act allow vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, a U.S. district court has invalidated the exemption. If the EPA does not successfully appeal the district court decision, we may be subject to ballast water treatment obligations that could increase the costs of operating in the United States.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet or in the Teekay Pool for claims relating to another of our ships.

Exposure to currency exchange rate fluctuations could result in fluctuations in our operating results.

Our primary economic environment is the international shipping market, which utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our expenses are in U.S. Dollars. However, we incur certain voyage expenses, vessel operating expenses, and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound and Norwegian Kroner. This partial mismatch in revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies.

Many seafaring employees are covered by collective bargaining agreements, and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of Teekay Corporation's seafarers that crew our vessels are employed under collective bargaining agreements. Teekay Corporation may become subject to additional labor agreements in the future. Teekay Corporation may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or biannually for seafarers. Although these negotiations have not caused labor disruptions in the past, any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and ability to pay dividends.

Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on Teekay Corporation's ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. We expect crew costs to increase in 2008. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Teekay Corporation and its affiliates may engage in competition with us, and we have agreed that Teekay Corporation may pursue business opportunities that may be attractive to both it and us.

Teekay Corporation may compete with us and is not contractually restricted from doing so. In our articles of incorporation and in a contribution, conveyance and assumption agreement with Teekay Corporation, we have renounced business opportunities that may be attractive to both Teekay Corporation and us in favor of Teekay Corporation, which may strengthen Teekay Corporation's ability to compete with us.

Our tankers that operate in the spot market and Teekay Corporation's Aframax-class crude tankers that operate in the spot market or pursuant to time charters of less than 90 days are part of the Teekay Pool, which is managed by Teekay Chartering Limited, a subsidiary of Teekay Corporation. When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool's earnings to vessel owners based on attributes of the vessels they contributed and actual on-hire performance, rather than amounts actually earned by those vessels. If we, Teekay Corporation or Teekay Chartering Limited terminate the Teekay Pool pursuant to the terms thereof or if vessels of Teekay Corporation or us cease operating in the Teekay Pool for any other reason, our tankers may compete with other vessels owned or operated by Teekay Corporation to provide crude oil transportation services.

In addition, we may compete with Teekay Corporation in seeking to charter any vessels in our fleet under fixed-rate time charters, whether upon the expiration or early termination of existing time charters or otherwise.

Our executive officers and the officers of our Manager will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers and the officers of our Manager will be involved in other Teekay Corporation business activities, which may result in their spending less time than is appropriate or necessary to manage our business successfully.

Our executive officers and directors and the executive officers and directors of our Manager have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor interests of other Teekay Corporation affiliates above our interests and those of our Class A common stockholders.

Conflicts of interest may arise between Teekay Corporation, our Manager and their affiliates, on the one hand, and us and our stockholders, on the other hand. As a result of these conflicts, Teekay Corporation or our Manager may favor their own interests and the interests of their affiliates over our interests and those of our stockholders. These conflicts include, among others, the following situations:

- our Chief Executive Officer, Executive Vice President and Chief Financial Officer and certain of our directors also serve as executive officers or directors of Teekay Corporation or our Manager, and we have limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay Corporation and us;

- our Manager will advise our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional common stock and cash reserves, each of which can affect the amount of any dividends to our stockholders and the amount of the performance fee payable to our Manager under the Management Agreement;

- our executive officers and those of our Manager will not spend all of their time on matters related to our business; and

- our Manager will advise us of costs incurred by it and its affiliates that it believes are reimbursable by us.

The fiduciary duties of certain of our officers and directors may conflict with their duties as officers or directors of Teekay Corporation and its affiliates.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our stockholders. However, our Chief Executive Officer, Executive Vice President and Chief Financial Officer and all of our non-independent directors also serve as executive officers or directors of Teekay Corporation, our Manager, the general partner of Teekay LNG Partners L.P. and the general partner of Teekay Offshore Partners L.P. (both of which are controlled by Teekay Corporation), and, as a result, have fiduciary duties to manage the business of Teekay Corporation and its affiliates in a manner beneficial to such entities and their stockholders or partners, as the case may be. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation, our Manager, Teekay LNG Partners L.P. or Teekay Offshore Partners L.P., on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our stockholders.

Our Manager has rights to terminate the Management Agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our stockholders are dissatisfied with our Manager, there are limited circumstances under which we can terminate the Management Agreement.

Our Management Agreement has an initial term of 15 years and will automatically renew for subsequent five-year terms provided that certain conditions are met. Our Manager has the right after December 18, 2012 to terminate the Management Agreement with 12 months' notice. Our Manager also has the right to terminate the Management Agreement after a dispute resolution process if we have materially breached the Management Agreement. The Management Agreement will terminate upon the sale of all or substantially all of our assets to a third party, our liquidation or after any change of control of our company occurs. If the Management Agreement is terminated as a result of an asset sale, our liquidation or change of control, then our Manager may be paid a termination fee. Any such payment could be substantial.

In addition, our rights to terminate the Management Agreement are limited. Even if we are not satisfied with the Manager's efforts in managing our business, unless our Manager materially breaches the agreement or experiences certain bankruptcy or change of control events, we have only a limited right to terminate the agreement after 10 years and may not be able to terminate the agreement until the end of the initial 15-year term. If we elect to terminate the Management Agreement at either of these points or at the end of any subsequent renewal term, our Manager will receive a termination fee, which may be substantial.

Our Manager could receive a performance fee if our Gross Cash Available for Distribution exceeds a certain incentive threshold, which would reduce the amount of dividends to our stockholders.

If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of our common stock (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the *Incentive Threshold*), our Manager generally will be entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Although the performance fee is payable on an annual basis, we accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Accordingly, dividends to our stockholders in any quarter may be reduced. *Gross Cash Available for Distribution* represents Cash Available for Distribution before giving effect to any deduction for performance fees payable to our Manager and reduced by the amount of any reserves our board of directors may have taken during the applicable fiscal period that have not already reduced Cash Available for Distribution.

The concentration of our capital stock ownership with Teekay Corporation and its affiliates and the superior voting rights of our Class B common stock held by Teekay Corporation limit our Class A common stockholders' ability to influence corporate matters.

Our Class B common stock has five votes per share and our Class A common stock has one vote per share. However, the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. As of March 1, 2008, Teekay Corporation indirectly owned shares of Class A and Class B common stock representing 53.1% of the voting power of our outstanding capital stock. Through its ownership of our Class B common stock and of our Manager and other entities that provide services to us, Teekay Corporation has substantial control and influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions. In addition, because of this dual-class common stock structure, Teekay Corporation will continue to be able to control all matters submitted to our stockholders for approval even if it comes to own significantly less than 50% of the outstanding shares of our common stock. This concentrated control limits our Class A common stockholders' ability to influence corporate matters and, as a result, we may take actions that our Class A common stockholders do not view as beneficial.

We have been incorporated under the laws of the Republic of The Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by The Marshall Islands Business Corporations Act (or the *Marshall Islands Act*). The provisions of the Marshall Islands Act resemble provisions of the corporation laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware General Corporation Law and the laws of other states of the United States with substantially similar legislative provisions. In addition, so long as it does not conflict with the Marshall Islands Act, the non-statutory law (or case law) of the courts of the State of Delaware and of those other states of the United States with substantially similar legislative provisions is adopted as Marshall Islands law. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a well-developed body of case law interpreting its corporations statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions regarding the Marshall Islands Act as Delaware courts would in respect of the Delaware General Corporation Law. For example, the rights of our stockholders and the fiduciary responsibilities of our directors under the Marshall Islands Act are not as clearly established as under judicial precedent in existence in Delaware. As a result, stockholders may have more difficulty in protecting their interests in the face of actions by our officers and directors than would stockholders of a corporation formed in Delaware.

Because we are organized under the laws of the Republic of The Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our headquarters are located in Bermuda. In addition, some of our directors and a majority of our officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside of the United States. As a result, it may be difficult or impossible for stockholders to bring an action against us or against these individuals in the United States if stockholders believe that their rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict them from enforcing a judgment against our assets or the assets of our directors and officers.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a "passive foreign investment company" (or *PFIC*) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of "passive income," or at least 50.0% of the average value of the entity's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, we do not believe that we are a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time and voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time and voyage chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (or *IRS*) or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. stockholders will face adverse tax consequences. Under the PFIC rules, unless those stockholders make certain elections available under the U.S. Internal Revenue Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual stockholders (and certain other U.S. stockholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates. Legislation has been, and may in the future be, proposed which, if enacted, could deny the preferential rate of U.S. federal income tax currently imposed on distributions paid by us.

We may be subject to taxes, which will reduce our Cash Available for Distribution to our stockholders.

We or our subsidiaries may be subject to tax in the jurisdictions in which we or our subsidiaries are organized or operate, which would reduce the amount of our Cash Available for Distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted. For example, if Teekay Corporation holds less than 50.0% of the value of our shares in the future, our U.S. source income may no longer be exempt from taxation under Section 883 of the U.S. Internal Revenue Code. Please read "Item 4D —Taxation of the Company."

Item 4. Information on the Company

A. History and Development of the Company

We are a Marshall Islands corporation that was incorporated on October 17, 2007 by Teekay Corporation (NYSE: TK). On December 18, 2007, we completed our initial public offering of 11.5 million shares of our Class A common stock at a price of $19.50 per share. Concurrently with our initial public offering, a subsidiary of Teekay Corporation transferred nine wholly owned subsidiaries to us, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of our Class B common stock (which entitles the holders thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum), 2,500,000 shares of our Class A common stock (which entitles the holders thereof to one vote per share) and a $180.8 million non-interest bearing promissory note. We raised $209.6 million from our initial public offering, of which we used $180.8 million to repay the $180.8 million promissory note from Teekay Corporation and we used $27.4 million to repurchase 1.5 million shares of Class A common stock from Teekay Corporation at a price per share equal to the initial public offering price.

We are incorporated under the laws of the Republic of The Marshall Islands as Teekay Tankers Ltd. and maintain our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604) 683-3529.

B. Business Overview

We were formed by Teekay Corporation to acquire from it a fleet of nine double-hull Aframax-class tankers in connection with our initial public offering. Our business it to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters or hedging (through financial instruments such as freight forward agreements) to reduce downside risks. Teekay Corporation is a leading provider of marine services to the global oil and natural gas industries and the world's largest operator of medium-sized oil tankers. We expect to benefit from Teekay Corporation's expertise, relationships and reputation as we operate our fleet and pursue growth opportunities. We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution.

We employ our chartering strategy based on the outlook of our Manager for freight rates, oil tanker market conditions and global economic conditions. As of March 1, 2008, four of our vessels were commercially managed in the Teekay Pool, which is a pooling arrangement managed by a subsidiary of Teekay Corporation and which includes all vessels of us and Teekay Corporation that are employed in the spot market or operate pursuant to time charters of less than 90 days. The Teekay Pool is managed by a subsidiary of Teekay Corporation. Our remaining five vessels currently operate under fixed-rate time-charter contracts. By employing some of our ships in the Teekay Pool, we expect to benefit from Teekay Corporation's expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues. We also believe that this pooling arrangement will limit Teekay Corporation's ability to compete with us in the spot market.

Teekay Corporation has agreed to offer to us, prior to July 2009, the right to purchase from it up to four existing Suezmax-class oil tankers. Two of these tankers currently operate under time charters with remaining terms of two to five years, while the remaining tankers are employed in the spot market. If we elect to acquire any of these tankers, the purchase price will be the vessel's fair market value at the time of offer, taking into account any existing charter and based on independent ship broker valuations. We also anticipate enlarging our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer us from time to time. These vessels may include medium-sized crude tankers and product tankers. Teekay Corporation is not obliged to offer us any additional vessels other than the four Suezmax tankers described above.

Our operations are managed, under the supervision of our executive officers and board of directors, by our Manager. We have entered into a long-term Management Agreement pursuant to which our Manager and its affiliates will provide to us commercial, technical, administrative and strategic services. We pay our Manager a market-based fee for these services. In order to provide our Manager with an incentive to increase our Cash Available for Distribution, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fee provided in the Management Agreement. Please read Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement, for additional information about the Management Agreement.

April 2008 Acquisition

On April 7, 2008, the Company acquired two double-hull Suezmax-class oil tankers, from Teekay Corporation. Please read Item 18 – Financial Statements: Note 14 – Subsequent Events.

Our Fleet

As of March 1, 2008, our fleet consisted of nine Aframax-class oil tankers and are of Bahamian registry. The following table provides additional information about our tankers as of March 1, 2008.

Vessel	Capacity (dwt)(1)	Built	Employment	Daily Rate	Expiration of Charter
Erik Spirit	115,500	2005	Time charter	$28,750	Dec. 2010
Matterhorn Spirit	114,800	2005	Time charter	32,000	Dec. 2009
Everest Spirit	115,000	2004	Time charter	31,400	Feb. 2009
Kanata Spirit	113,000	1999	Time charter	35,000	May 2008
Kareela Spirit	113,100	1999	Pool	–	–
Kyeema Spirit	113,300	1999	Pool	–	–
Nassau Spirit	107,100	1999	Pool	–	–
Falster Spirit	95,400	1995	Time charter	32,500	July 2008
Sotra Spirit	95,400	1995	Pool	–	–
Total capacity	982,600				

(1) Deadweight tonnes.

Please read Item 18 – Financial Statements: Note 5 – Long-Term Debt for information with respect to major encumbrances against our vessels. As of March 1, 2008, we had no commitments to construct new vessels or acquire second hand vessels.

Our Charters and Participation in the Teekay Pool

Chartering Strategy. We operate our vessels in both the spot market and under short-term (less than two years) and medium-term (at least two years but less than five years) time-charter contracts in an effort to maximize cash flow from our vessels based on our Manager's outlook for freight rates, oil tanker market conditions and global economic conditions. As of March 1, 2008, four of our vessels operated in the spot market through our participation in the Teekay Pool, and five of our vessels operated under fixed-rate time charter contracts. Our Manager also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Likewise, the manager of the Teekay Pool may, with our approval, enter into fixed-rate time charters for vessels we include in the Teekay Pool, thereby decreasing spot-rate exposure without withdrawing the vessels from the Teekay Pool.

Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot-market revenues may generate increased profit margins during times when tanker rates are escalating, while tankers operating under fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is "off-hire," or not available for service, the shipowner generally is not entitled to payment, unless the charterer is responsible for the circumstances giving rise to the lack of availability. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

The Teekay Pool. As of March 1, 2008, the Teekay Pool included 40 Aframax crude tankers, including four of our vessels. Under the pooling arrangement, the aggregate revenues generated by the entire Teekay Pool are distributed to pool members, including us, pursuant to a pre-arranged weighting system based on each vessel's earnings capability and the actual earnings days each vessel is available during the applicable period.

Revenues generated by vessels operating in the Teekay Pool, less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to the vessel weighting system that recognizes each vessel's earnings capability based on its age, cargo capacity, pumping capabilities, speed and bunker consumption, as well as actual on-hire performance. The weighting allocation for vessels in the Teekay Pool are revised at least every six months and vessels are allocated their initial weighting upon their entry into the Teekay Pool. The allocation for each vessel participating in the pool is established based on the recommendation of an independent specialist or maritime consultant. Payments based on net cash flow applicable to each tanker will be made on a monthly basis to pool participants. Please read Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Pooling Agreement, for additional information about the Teekay Pool.

Time Charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel's operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is off-hire, the customer generally is not required to pay the hire rate and the owner is responsible for all costs. "Hire rate" refers to the basic payment from the charterer for the use of the vessel. Under our time charters, hire is payable monthly in advance in U.S. Dollars. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed level or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. When the vessel is "off-hire," or not available for service, the charterer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel.

Business Strategies

Our primary business objective is to increase dividends per share by executing the following strategies:

- **Expand our fleet through accretive acquisitions.** We intend to acquire additional oil tankers in a manner that will increase our dividends on a per-share basis. Teekay Corporation has agreed to offer to us, prior to July 2009, the right to purchase from it up to four existing Suezmax-class oil tankers at a price equal to their fair market value at the time of the offer, taking into account existing charters and based on independent ship broker valuations. We also anticipate growing our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation to offer us from time to time. These acquisitions may include product tankers.

- **Tactically manage our mix of spot and charter contracts.** We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters or hedging (through financial instruments such as freight forward agreements) to reduce downside risks. We believe that our Manager's experience operating through cycles in the tanker spot market will assist us in employing this strategy and seeking to maximize our dividends on a per-share basis.

- **Increase cash flow by participating in the Teekay Pool.** Through the participation of a significant number of our vessels in the Teekay Pool, we expect to benefit from Teekay Corporation's reputation and the scope of Teekay Corporation's operations. We believe that the cash flow we derive over time from operating some of our vessels in this pool will exceed the amount we would otherwise derive by operating these vessels outside of the pool due to higher vessel utilization and daily revenues.

- **Provide superior customer service by maintaining high reliability, safety, environmental and quality standards.** We believe that energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage Teekay Corporation's operational expertise and customer base to further expand these relationships with consistent delivery of superior customer service through our Manager.

Industry and Competition

We compete in the Aframax crude oil tanker market. Our competition in the Aframax (80,000 to 119,999 dwt) market is also affected by the availability of other size vessels that compete in our markets. Suezmax (120,000 to 199,999 dwt) size vessels and Panamax (55,000 to 79,999 dwt) size vessels can compete for many of the same charters for which our Aframax tankers compete. Because of their large size, Very Large Crude Carriers (200,000 to 319,999 dwt) (or *VLCCs*) and Ultra Large Crude Carriers (320,000+ dwt) (or *ULCCs*) rarely compete directly with Aframax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

Seaborne transportation of crude oil and refined petroleum products are provided both by major energy companies (private as well as state-owned) and by independent ship owners. The desire of many major energy companies to outsource all or a portion of their shipping requirements has caused the number of conventional oil tankers owned by energy companies to decrease in the last 20 years. As a result of this trend, independent tanker companies now own or control a large majority of the international tanker fleet. As of December 31, 2007, the largest operators of Aframax tonnage (including newbuildings on order) included Teekay Corporation (60 vessels), Malaysian International Shipping Corporation (approximately 59 Aframax vessels), Aframax International Pool (approximately 32 Aframax vessels), Novorossiisk Sea Shipping Co. (approximately 31 Aframax vessels), British Petroleum (approximately 20 Aframax vessels), Minerva (approximately 17 Aframax vessels) and General Maritime Corporation (approximately 10 Aframax vessels).

Competition in the medium-sized crude tanker market is primarily based on price, location (for single-voyage or short-term charters), size, age, condition and acceptability of the vessel, oil tanker shipping experience and quality of ship operations, and the size of an operating fleet, with larger fleets allowing for greater vessel substitution, availability and customer service. Aframax and Suezmax tankers are particularly well-suited for short-haul and medium-haul crude oil routes.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in oil tanker demand and oil tanker supply. The cyclical nature of the tanker industry causes significant increases or decreases in charter rates earned by operators of oil tankers. Because voyage charters occur in short intervals and are priced on a current, or "spot," market rate, the spot market is more volatile than time charters and the tanker industry generally. In the past, there have been periods when spot rates declined below the operating cost of the vessels.

Oil Tanker Demand. Demand for oil tankers is a function of several factors, including world oil demand and supply (which affect the amount of crude oil and refined products transported in tankers), and the relative locations of oil production, refining and consumption (which affects the distance over which the oil or refined products are transported).

Oil has been one of the world's primary energy sources for a number of decades. The International Energy Agency estimates that oil consumption will increase from 85.8 million barrels per day (or *mb/d*) in 2007 to 87.5 mb/d in 2008. Strong global economic growth in recent years was a key driver behind the growth in global oil demand from 76.5 mb/d in 2000 to 85.8 mb/d in 2007. A majority of known oil reserves are located in regions far from major consuming regions, which contributes positively towards demand for oil tankers.

The distance over which crude oil or refined petroleum products is transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars, hostilities and trade embargoes that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Historically, the level of oil exports from the Middle East has had a strong effect on the tanker market as a whole due to the relatively long distance between this supply source and typical discharge points. Over the past few years, the growing economies of China and India have increased and diversified their oil imports, resulting in an overall increase in transportation distance for tankers. Major consumers in Asia have increased their crude import volumes from longer-haul producers, such as those in the Atlantic Basin.

The limited growth in refinery capacity in developed nations, the largest consumers of oil in recent years, and increasing refinery capacity in the Middle East and parts of Asia where capacity surplus supports exports, have also altered traditional trading patterns and contributed to the overall increase in transportation distance for both crude tankers and products tankers.

Oil Tanker Supply. New Aframax tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. As of March 1, 2008, the world Aframax crude tanker fleet consisted of 577 vessels, with an additional 183 Aframax crude oil tanker newbuildings on order for delivery through 2011. Currently, delivery of a vessel typically occurs within three to four years after ordering.

The supply of oil tankers is a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage. The level of newbuilding orders is a function primarily of newbuilding prices in relation to current and prospective charter market conditions. Available shipyard capacity for newbuildings is another factor that affects tanker supply. The level of vessel scrapping activity is a function primarily of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. Please read "—Regulations" below. Demand for drybulk vessel and floating storage offtake units, to which tankers can be converted, strongly affects the number of tanker conversions.

Over the past decade, there has been a significant and ongoing shift toward quality in vessels and operations, as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as OPA 90, International Maritime Organization (or *IMO*) regulations and protocols, and classification society procedures that demand higher quality tanker construction, maintenance, repair and operations. We believe that operators with proven ability to integrate these required safety regulations into their operations have a competitive advantage. The emergence of vessels equipped with double hulls has represented a differentiation in vessel quality and has enabled these vessels to command premium hire rates in the spot-charter markets. The effect has been a shift in major charterers' preference towards greater use of double hulls and, therefore, more difficult trading conditions for older single-hull vessels. We believe charterers generally prefer more modern, double-hull vessels, resulting in older vessels achieving lower levels of employment and lower rates.

Safety, Management of Ship Operations and Administration

Safety and environmental compliance are our top operational priorities. Our vessels are operated by our Manager in a manner intended to protect the safety and health of our employees, the general public and the environment. We and our Manager actively seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2007, our Manager introduced a behavior-based safety program called "Safety in Action" to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation.

Teekay Corporation, through certain of its subsidiaries, provides technical management services for all of our vessels other than the *Nassau Spirit*, the operation of which is managed by Unicom Management Services (Cyprus) Ltd. under a subcontract with our Manager. Teekay Corporation has obtained through Det Norske Veritas, the Norwegian classification society, approval of its safety management system as in compliance with the International Safety Management Code (or *ISM Code*), and this system has been implemented for all of our vessels. As part of Teekay Corporation's ISM Code compliance, all of the vessels' safety management certificates are maintained through ongoing internal audits performed by Teekay Corporation's certified internal auditors and intermediate audits performed by Det Norske Veritas.

Our Manager provides, through certain of its subsidiaries, expertise in various functions critical to our operations and access to human resources, financial and other administrative functions. Critical ship management functions that our Manager provides to us through its affiliates include:

- vessel maintenance;

- crewing;

- purchasing;

- shipyard supervision;

- insurance; and

- financial management services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. Please read Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement for more information about these arrangements.

In addition, Teekay Corporation's day-to-day focus on cost control is applied to our operations. Teekay Corporation and two other shipping companies are participants in a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through our Manager, we benefit from this purchasing alliance.

Risk of Loss, Insurance and Risk Management

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs.

Our vessels are subject to "hull and machinery" and "protection and indemnity" insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. Insurance policies also cover war risks (including piracy and terrorism). We do not carry insurance covering loss of revenues resulting from vessel off-hire time due to a marine casualty or an officer or crew strike. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that appropriate levels of environmental damage and pollution coverage are maintained. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that adequate insurance coverage will be procured at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.

Our Manager uses in our operations Teekay Corporation's thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations.

Teekay Corporation has achieved certification under the standards reflected in International Standards Organization's (or *ISO*) 9001 for quality assurance, ISO 14001 for environment management systems, Occupational Health and Safety Advisory Services 18001, and the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Classification, Audits and Inspections

The hull and machinery of all of our vessels have been "classed" by one of the major classification societies: Det Norske Veritas, Lloyd's Register of Shipping, Nippon Kaiji Kyokai or American Bureau of Shipping. The classification society certifies that the vessel has been built and maintained in accordance with the rules of that classification society. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an *Intermediate Survey*) and the fourth or fifth annual inspection being the most comprehensive survey (a *Special Survey*). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every four or five years in connection with the Special Survey and are no longer subject to drydocking at Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel hull to accommodate underwater inspections by divers.

The vessel's flag state, or the vessel's classification society if nominated by the flag state, also inspect our vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory. Port state authorities, such as the U.S. Coast Guard and the Australian Maritime Safety Authority, also inspect our vessels when they visit their ports. Many of our customers also regularly inspect our vessels as a condition to chartering.

We believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Our vessels are also regularly inspected by our seafaring staff, who perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All action plans are monitored until they are completed. The objectives of these inspections are to:

- ensure adherence to our operating standards;

- maintain the structural integrity of the vessel;

- maintain machinery and equipment to give full reliability in service;

- optimize performance in terms of speed and fuel consumption; and

- ensure the vessel's appearance will support our Teekay Corporation's reputation and meet customer expectations.

To achieve the vessel structural integrity objective, our Manager uses a comprehensive "Structural Integrity Management System" developed by Teekay Corporation. This system is designed to closely monitor the condition of our vessels and to ensure that structural strength and integrity are maintained throughout a vessel's life.

Organizational Structure

As of March 1, 2008, Teekay Corporation, through its 100%-owned subsidiary Teekay Holdings Ltd, had a 54% economic interest in us through its ownership of 1.0 million of our shares of Class A common stock and 12.5 million shares of our Class B common stock. Our shares of Class A common stock entitle the holders thereof to one vote per share and our shares of Class B common stock entitle the holders thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As such, we are controlled by Teekay Corporation. Teekay Corporation also controls its public subsidiaries Teekay LNG Partners L.P. (NYSE: TGP) and Teekay Offshore Partners L.P. (NYSE: TOO).

Please read Item 19: Exhibits - Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2007.

C. Regulations

General

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the oil tanker market and will accelerate the scrapping of older vessels throughout these markets.

Regulation—International Maritime Organization. The IMO is the United Nations' agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates, but not by the United States. Under IMO regulations, an oil tanker must be of double-hull construction, be of mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:

- is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

- commences a major conversion or has its keel laid on or after January 6, 1994; or

- completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective in April 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. In July 2003, the European Union adopted legislation that will prohibit all single-hull tankers from entering into its ports or offshore terminals under a phase-out schedule (depending upon age, type and cargo of tankers) between the years 2003 and 2010. All single-hull tankers will be banned by 2010. The European Union has already banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in April 2005, certain single-hull tankers above 15 years of age are also restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction. All of the tankers that we currently operate are double-hulled and will not be affected directly by these IMO and EU regulations.

The European Union has also adopted legislation that bans manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities after July 2003) from European waters, creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually, provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment and provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The European Union is also considering the adoption of criminal sanctions for certain pollution events, including tank cleaning.

IMO regulations also include the International Convention for Safety of Life at Sea (or *SOLAS*), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or *ISPS*), the International Management Code for the Safe Operation of Ships and for Pollution Prevention (or *ISM Code*), the International Convention on Prevention of Pollution from Ships (the *MARPOL Convention*), the International Convention on Civic Liability for Oil Pollution Damage of 1969, and the International Convention on Load Lines of 1966. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states that have ratified the IMO regulations generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and other regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner's compliance with requirements of the ISM Code relating to the development and maintenance of an extensive "Safety Management System." Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in our fleet currently is ISM Code-certified.

Environmental Regulations—United States Regulations. The United States regulates the tanker industry with an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or *OPA 90*) and the Comprehensive Environmental Response, Compensation and Liability Act (or *CERCLA*). OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.

Under OPA 90, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable without regard to fault (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

- natural resources damages and the related assessment costs;

- real and personal property damages;

- net loss of taxes, royalties, rents, fees and other lost revenues;

- lost profits or impairment of earning capacity due to property or natural resources damage;

- net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

- loss of subsistence use of natural resources.

OPA 90 limits the liability of responsible parties. Effective as of October 9, 2006, the limit for double-hulled tank vessels was increased to the greater of $1,900 per gross ton or $16 million per double-hulled tanker per incident, subject to adjustment for inflation. These limits of liability would not apply if the incident were caused by violation of certain U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross tone or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We currently maintain for each vessel pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be built with double-hulls. All of the tankers we currently operate are double-hulled.

In December 1994, the U.S. Coast Guard (or *Coast Guard*) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the then-applicable OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The financial responsibility limits have not been increased to comport with the amended statutory limits of OPA. However, the Coast Guard has issued a notice of policy change indicating its intention to change the financial responsibility regulations accordingly. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.

The Coast Guard's regulations concerning certificates of financial responsibility (or *COFR*) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFRs under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. The Coast Guard has indicated that it intends to propose a rule that would increase the required amount of such COFRs to $2,200 per gross ton to reflect the higher limits on liability imposed by OPA 90, as described above.

The Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. Teekay Corporation has complied with the Coast Guard regulations by obtaining financial guaranties from one of its subsidiaries covering our vessels. If other vessels in the fleet trade into the United States in the future, we expect that we will obtain additional guarantees from third-party insurers or to provide guarantees through self-insurance. Each of our vessels has a valid COFR.

OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

- address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

- describe crew training and drills; and

- identify a qualified individual with full authority to implement removal actions.

Teekay Corporation has filed vessel response plans with the Coast Guard for the vessels we own and has received approval of such plans for all vessels in our fleet to operate in U.S. waters. In addition, regular oil spill response drills are conducted in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state's regulations are equal or more stringent. Several coastal states such as Alaska, California and Washington require state-specific COFR and vessel response plans.

OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil aboard a vessel is an ultra-hazardous activity, which could result in strict liability for damages caused to injured parties even when we have not acted negligently.

Environmental Regulation—Other Environmental Initiatives.

Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or *CLC*), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil as cargo, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC and through a 2000 Protocol to the CLC which entered into force on November 1, 2003. The liability limits in the countries that have ratified the 2000 Protocol are currently approximately $7.4 million plus approximately $1,040 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $148 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency (or *EPA*), have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants (OPA 90 applies to discharges of bunkers and/or cargoes).

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court in that action issued an order invalidating the exemption in EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.

The EPA has appealed this decision. Oral arguments on this appeal were heard by the Ninth Circuit Court of Appeals on August 14, 2007. No decision has yet been issued. If the exemption is repealed, we would be subject to the Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the costs of operating in the United States. For example, this ruling could require the installation of equipment on our vessels to treat ballast water before it is discharged, require the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and otherwise restrict our vessels traffic in U.S. waters.

Vessel Security Regulation

The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or *MTSA*), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA.

D. Taxation of the Company

The following discussion is a summary of the principal United States and Marshall Islands tax laws applicable to us. The following discussion of tax matters, as well as the conclusions regarding certain issues of tax law that are reflected in such discussion, are based on current law. No assurance can be given that changes in or interpretation of existing laws will not occur or will not be retroactive or that anticipated future factual matters and circumstances will in fact occur. Our views have no binding effect or official status of any kind, and no assurance can be given that the conclusions discussed below would be sustained if challenged by taxing authorities.

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (or the *Code*), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.

Taxation as a Corporation. We will be taxed as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.

Taxation of Operating Income. We expect that substantially all of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or *Transportation Income*) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter or bareboat charter income.

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50.0% derived from sources within the United States (or *U.S. Source International Transportation Income*). Transportation Income attributable to transportation that both begins and ends in the United States will be considered to be 100.0% derived from sources within the United States (or *U.S. Source Domestic Transportation Income*). Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the *Section 883 Regulations*), it will not be subject to the net basis and branch taxes or 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883

Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income. A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an *Equivalent Exemption*), it meets one of three ownership tests (or the *Ownership Test*) described in the Final Section 883 Regulations, and it meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test described in the Section 883 Regulations. We believe that we should satisfy the Ownership Test based upon the ownership of more than 50.0% of the value of us by Teekay Corporation. However, the determination of whether we satisfy the Ownership Test at any given time depends upon a multitude of factors, including Teekay Corporation's ownership of us, whether Teekay Corporation's stock is publicly traded, the concentration of ownership of Teekay Corporation's own stock and the satisfaction of various substantiation and documentation requirements. We can give no assurance that any changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or *Effectively Connected Income*) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed placed of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that any of our income has or will be U.S. Source Domestic Transportation Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%). In addition, if we earn income that is treated as Effectively Connected Income, a 30.0% branch profits tax imposed under Section 884 of the Code generally would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.

Marshall Islands Taxation

We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Republic of The Marshall Islands, and that distributions by our subsidiaries to us will not be subject to Marshall Islands taxation.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

We are a Marshall Islands corporation that was formed by Teekay Corporation to acquire from it a fleet of nine double-hull Aframax-class tankers in connection with our initial public offering in December 2007. Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters or hedging (through financial instruments such as freight forward agreements) to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity and demand for tanker capacity are each influenced by several factors beyond our control. As at March 1, 2008, five of our tankers operated under fixed-rate time-charters with our customers, two of which charters expire in 2008, two in 2009 and one in 2010. Our remaining four tankers participate in the Teekay Pool, which included approximately 40 tankers as of March 31, 2008. Please read Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Pooling Agreement, for additional information about the Teekay Pool. We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, which represents our net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items.

In connection with our initial public offering, Teekay Corporation contributed to us nine wholly owned subsidiaries, each of which owns one Aframax tanker. These transfers represent a reorganization of entities under common control and have been recorded at historical cost. Prior to these transfers to us, Teekay Corporation transferred seven of the nine tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any other transactions specifically attributable to the nine vessels that were incurred in Teekay Corporation or any of its other subsidiaries that were not transferred to us are collectively referred to as *Teekay Tankers Predecessor* or the *Predecessor.*

Initial Public Offering. On December 18, 2007, we completed our initial public offering of 11.5 million shares of our Class A common stock at a price of $19.50 per share. Of our net proceeds of $209.6 million from the public offering, we used $180.8 million to repay a promissory note from Teekay Corporation and $27.4 million to repurchase 1.5 million shares of Class A common stock from Teekay Corporation at a price per share equal to the initial public offering price.

Acquisitions of Additional Tankers. Teekay Corporation has agreed to offer us, prior to July 2009, the right to purchase from it up to four existing Suezmax-class oil tankers at the fair market value of each such tanker at the time of the offer. On April 7, 2008, the Company acquired two double-hull Suezmax-class oil tankers, from Teekay Corporation for a total cost of $186.9 million. Please read Item 18 – Financial Statements: Note 14 – Subsequent Events. We anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer to us from time to time. These tankers may include crude oil and product tankers.

Our Charters

We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

- Voyage charters, which are charters for shorter intervals that are priced on a current, or "spot," market rate; and

- Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component, based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis [1]	Varies	Daily
Voyage expenses [2]	We pay	Customer pays
Vessel operating expenses [2]	We pay	We pay
Off-hire [3]	Customer does not pay	Customer does not pay

_____

(1) "*Hire*" rate refers to the basic payment from the charterer for the use of the vessel.
(2) Defined below under "Important Financial and Operational Terms and Concepts."
(3) "*Off-hire*" refers to the time a vessel is not available for service.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues primarily include revenues from time charters, voyage charters and pool arrangements. Voyage revenues are affected by hire rates and the number of days a vessel operates. Voyage revenues are also affected by the mix of business between time charters, voyage charters and vessels operating in pool arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the ship owner under voyage charters and the customer under time charters.

Net Voyage Revenues. Net voyage revenues represent revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the type of the charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenues, the most directly comparable financial measure under United States generally accepted accounting principles (or *GAAP*).

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crews and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Income from Vessel Operations. To assist us in evaluating our operations, we analyze the income we receive after deducting operating expenses, but prior to the deduction of interest expense, income taxes, foreign currency exchange gains and losses and other income and losses.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

- charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels; and

- charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of "time charter equivalent" (or *TCE*) rates, which represent net voyage revenues, excluding pool management fees, divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

Average Number of Ships. Historical average number of ships consists of the average number of vessels that were in our possession during a period. We use average number of ships primarily to highlight changes in vessel operating expenses and depreciation and amortization.

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

- ***Our financial results reflect changes in our capital structure.*** The ship-owning subsidiaries for seven of the nine vessels in our fleet were borrowers under a revolving credit facility along with other subsidiaries of Teekay Corporation. This facility, which was repaid prior to our initial public offering, was previously used in part for corporate-related investments of Teekay Corporation. Consequently, the amount outstanding under this facility fluctuated significantly during the period from January 1, 2005 to December 18, 2007 and our historical interest expense may not be indicative of our future interest expense.

- ***Our voyage revenues are affected by cyclicality in the tanker markets.*** The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This will affect the amount of dividends, if any, we pay on our common stock from period to period.

- ***Tanker rates also fluctuate based on seasonal variations in demand.*** Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the fiscal quarters ended June 30 and September 30, and stronger in the fiscal quarters ended March 31 and December 31.

- ***Our general and administrative expenses are affected by our Management Agreement and costs we incur from being a public company.*** In connection with our initial public offering, we entered into the long-term Management Agreement with our Manager. Under this agreement, our Manager provides to us commercial, technical, administrative and strategic services. We pay a market-based fee for these services. Our general and administrative expenses prior to our initial public offering reflect an allocation of general and administrative expenses from Teekay Corporation. This allocation may not be equivalent to a market-based fee and, thus, our general and administrative expenses for periods preceding our initial public offering may not reflect what we will incur following the public offering. Based on our estimates, we expect that the annual expenses we will incur under the Management Agreement for commercial, technical, administrative and strategic services will be lower than our general and administrative expenses for comparable periods prior to our initial public offering. However, we may incur additional general and administrative expenses as a result of our Manager being entitled to a performance fee under the Management Agreement. Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement—Performance Fee. In addition, we are also incurring additional general and administrative expenses as a result of being a publicly traded company, including costs associated with annual reports to shareholders and SEC filings, investor relations, The New York Stock Exchange annual listing fees and tax compliance expenses.

- ***Our vessel operating expenses are facing industry-wide cost pressures.*** The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage has resulted in crew wage increases during 2007, the effect of which is included the "Results of Operations". We expect a trend of increasing crew compensation to continue into 2008.

- ***The amount and timing of drydockings of our vessels can significantly affect our revenues between periods.*** Our vessels are normally offhire when they are being drydocked. During 2007, none of our vessels were in drydock while in 2008 we expect to drydock one of our vessels. We estimate that this vessel will be offhire for a total of 70 days.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on net voyage revenues (or voyage revenues less voyage expenses) and TCE rates where applicable.

The following table presents our operating results for the years ended December 31, 2007, 2006 and 2005, and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.

	Years Ended December 31,		
	2007	2006	2005
Voyage revenues	$ 146,307	$ 153,093	$ 125,372
Voyage expenses	47,352	46,408	31,799
Net voyage revenues	98,955	106,685	93,573
Vessel operating expenses	21,858	21,777	18,722
Depreciation and amortization	15,667	15,614	13,137
General and administrative	12,471	12,142	8,975
Income from vessel operations	48,959	57,152	52,739
Interest expense	(6,464)	(15,737)	(6,919)
Other – net	(8)	(1,262)	(1,929)
Net income	$ 42,487	$ 40,153	$ 43,891

Year Ended December 31, 2007 versus Year Ended December 31, 2006

Tanker Market

Average crude tanker freight rates in 2007 were lower than in 2006, but were still above long-term averages. In mid-2007 oil prices experienced "backwardation" for the first time in almost three years, in that the spot price of oil was higher at that time than the expected future price. This situation encourages the drawdown of existing oil inventories. This drawdown had a negative impact on tanker demand and led to a strong decline in global oil inventories. A heavy refinery maintenance schedule also reduced tanker demand and lower volumes of oil from OPEC constrained oil supply. Crude tanker freight rates rallied in the fourth quarter of 2007 as seasonal oil demand, low inventories, the return of refineries from seasonal maintenance and a 0.5 million barrels per day (mb/d) increase in OPEC supply commencing November 1, 2007 led to a sharp increase in crude tanker freight rates.

World gross domestic product growth averaged 4.9% during 2007. This rate is above the long-term average, but was a slight decline from 2006. A weaker fourth quarter brought about by the sub-prime mortgage crisis in the United States caused a slowdown in growth in the OECD nations. Global oil demand for 2007 averaged 85.8 mb/d, which was an increase of 0.9 mb/d (or 1.1%) from 2006. Oil demand in OECD countries during 2007 was relatively flat as a mild winter and high oil prices stunted demand growth. China, Asia and the Middle East accounted for the majority of the oil demand growth during 2007. Global oil supply rose by 0.2 mb/d in 2007 as increases in production from the Former Soviet Union were offset by a decline in North Sea production and low volumes from OPEC for most of the year.

The tanker market fundamentals for 2008 are expected to be affected by above-average estimates for oil demand growth led by the non-OECD nations and estimated relatively moderate fleet growth. A possible downside risk is the sub-prime mortgage crisis and its effects on the U.S. and global economies.

As of March 2008, the International Energy Agency estimated global oil demand growth of 1.7 mb/d (2.0%) for 2008 led by an increase in demand from China and the Middle East. OECD oil demand is forecasted to increase by 0.2 mb/d due to a return to more normal winter weather patterns. Non-OPEC oil production is expected to grow by 0.9 mb/d in 2008 led by the Former Soviet Union, Brazil and biofuels. The trend of longer-haul trade patterns is continuing as consumers in Asia diversify their sources of crude imports. An anticipated increase in Asian refinery capacity during 2008 is also expected to increase ton-mile demand as crude moves from the Atlantic to the Pacific basin and oil products move the other way.

The International Monetary Fund expects global economic growth of 4.1% during 2008 with slower growth in the OECD nations due to the U.S. sub-prime mortgage crisis. Growth in the developing nations is expected to remain strong, led by China which is forecasted to grow by 10%.

The size of the world tanker fleet rose to 385.9 million dwt as of December 31, 2007, up 22.6 million dwt (or 6.2%) from the end of 2006. The world tanker orderbook rose to 157.4 million dwt as at December 31, 2007, the highest levels since the 1970's. An estimated 100 tankers were sold for conversion to dry bulk, offshore or other ship types during 2007, including tankers across all the crude sectors (VLCC, Suezmax and Aframax). Many of these vessels are expected to leave the fleet during 2008, which would dampen fleet growth and tighten the supply / demand balance. There is also increased discrimination against single-hull tankers following the oil spill from a single-hull VLCC off South Korea in December 2007, which may lead to further conversion sales and scrapping of single-hull tankers.

Fleet and TCE Rates

The number of vessels in our fleet remained unchanged at nine vessels for 2007 compared to 2006. The following table outlines the TCE rates earned by vessels for the years ended December 31, 2007 and 2006:

	2007			2006		
	Net Voyage Revenues (in thousands)	Revenue Days	TCE per Revenue Day (1)	Net Voyage Revenues (in thousands)	Revenue Days	TCE per Revenue Day
Voyage-charter contracts	$ 65,775	2,168	$ 30,378	$ 75,589	2,178	$ 34,708
Time-charter contracts	33,180	1,088	30,516	31,096	1,094	28,431
Total	$ 98,955	3,256	$ 30,424	$ 106,685	3,272	$ 32,609

(1) TCE per Revenue Day excludes Teekay Pool management fees payable by us of $0.1 million.

Net Voyage Revenues. Net voyage revenues decreased 7.2% to $99.0 million for 2007, from $106.7 million for 2006. This decrease was primarily due to the decrease in average TCE rates earned by our vessels operating on spot-market voyage charters. Also contributing to the decrease was a decrease in the number of revenue days during 2007. The change is due primarily to the increase of offhire days for repairs and maintenance during 2007 compared to 2006.

Vessel Operating Expenses. Vessel operating expenses remained substantially unchanged for 2007 compared to 2006. However, vessel operating expenses increased by $0.5 million due to increases in crewing costs, $0.4 million from an increase in maintenance activities, and $0.2 million from an increase in the cost of lube oils. The increases were offset by a $1.4 million decrease in crewing costs for the *Nassau Spirit*. In connection with the re-flagging of this vessel from Canada to the Bahamas in August 2006, we changed the crew on the *Nassau Spirit* from Canadian crew to international crew.

General and Administrative Expenses. General and administrative expenses increased 2.7% to $12.5 million for 2007, from $12.1 million for 2006. The increase is primarily due to an increase in management fees and general and administrative expenses allocated from Teekay Corporation prior to our initial public offering.

Interest Expense. Interest expense decreased 58.9% to $6.5 million for 2007, from $15.7 million for 2006. This decrease is primarily due to a decrease in the weighted-average outstanding balance of revolving credit facilities during 2007 compared to 2006.

Income Taxes. There was no income tax expense in 2007, which represents a decrease of $1.3 million from 2006 primarily due to the August 2006 re-flagging of the *Nassau Spirit* from Canada to the Bahamas, which resulted in the income from this vessel no longer being subject to Canadian income taxes.

Net Income. As a result of the foregoing factors, net income increased to $42.5 million for 2007, from $40.2 million for 2006.

Year Ended December 31, 2006 versus Year Ended December 31, 2005

Tanker Market

During 2006, crude tanker freight rates remained similar to the levels experienced in 2005. High levels of global oil production coupled with increasingly longer-haul trade patterns and moderate growth in fleet supply compared to previous years underpinned the strength in tanker earnings. World gross domestic product growth averaged 5.4% during 2006, which was the highest since the 1970s, led by growth in Brazil, Russia, India, China, Africa, the Middle East and the United States. However, high energy prices resulted in global oil consumption growing at the slowest pace since 2002. Overall high volumes of global oil production, oil stock building and an overall increase in transportation distances offset the moderate growth in world fleet supply, keeping the world oil tanker fleet fully utilized.

Fleet and TCE Rates

The number of vessels in Teekay Tankers Predecessor's fleet increased to an average of nine vessels during 2006, compared to an average of eight vessels during 2005. The increase in our fleet size was the result of the delivery of the *Erik Spirit* during April 2005 and the delivery of the *Matterhorn Spirit* during November 2005 (collectively, the *2005 Deliveries*). The following table outlines the TCE rates earned by the vessels for 2006 and 2005:

(in thousands)	Year Ended December 31, 2006			Year Ended December 31, 2005		
	Net Voyage Revenues (in thousands)	Revenue Days	TCE per Revenue Day	Net Voyage Revenues (in thousands)	Revenue Days	TCE per Revenue Day
Voyage-charter contracts	$ 75,589	2,178	$ 34,708	$ 64,842	1,824	$ 35,549
Time-charter contracts	31,096	1,094	28,431	28,731	989	29,051
Total	$ 106,685	3,272	$ 32,609	$ 93,573	2,813	$ 33,264

Net Voyage Revenues. Net voyage revenues increased 14.0% to $106.7 million for 2006, from $93.6 million for 2005, primarily due to an increase of $13.6 million due to the 2005 Deliveries and an increase of $1.7 million due to the reduction in the number of vessels in drydock during 2006 compared to 2005, partially offset by a decrease of $2.1 million due to a decrease in average TCE rates earned by our vessels employed on spot-market voyage charters.

Vessel Operating Expenses. Vessel operating expenses increased 16.3% to $21.8 million for 2006, from $18.7 million for 2005, primarily due to the 2005 Deliveries.

Depreciation and Amortization. Depreciation and amortization expense increased 18.9% to $15.6 million for 2006, from $13.1 million for 2005, primarily due to an increase of $2.1 million due to the 2005 Deliveries and an increase of $0.3 million due to an increase in amortization of drydock expenditures as a result of two vessels undergoing drydocking during 2005.

General and Administrative Expenses. General and administrative expenses increased 35.3% to $12.1 million for 2006, from $9.0 million for 2005, due to an increase of $1.6 million resulting from the 2005 Deliveries, and an increase of $1.5 million in general and administrative expenses allocated from Teekay Corporation due primarily to increases in shore-based compensation.

Interest Expense. Interest expense increased 127.4% to $15.7 million for 2006, from $6.9 million for 2005, primarily due to an increase of $6.4 million from an increase in the weighted-average outstanding balance of our revolving credit facility during 2006 compared to 2005 and an increase of $1.8 million relating to the 2005 Deliveries. Prior to the delivery of these vessels, interest incurred was capitalized as part of the construction costs of the vessels.

Income Taxes. Income taxes decreased to $1.3 million for 2006, from $1.9 million for 2005, primarily due to the August 2006 re-flagging of the *Nassau Spirit* from Canada to the Bahamas, which resulted in the income from this vessel no longer being subject to Canadian income taxes.

Net Income. As a result of the foregoing factors, net income decreased to $40.2 million for 2006, from $43.9 million for 2005.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our short-term liquidity requirements are for the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. As at December 31, 2007, our total cash and cash equivalents was $34.8 million. Our total liquidity, including cash and undrawn credit facilities, was $149.8 million as at December 31, 2007, down from $311.4 million as at December 31, 2006. The change in liquidity was mainly the result of the refinancing in connection with our initial public offering of our prior revolving credit facility, which we had used as corporate debt of Teekay Corporation. We believe that our working capital is sufficient for our present requirements.

Our spot market operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, cash from operations, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of business, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels that Teekay Corporation has agreed to offer to us prior to July 2009.

As at December 31, 2007, our revolving credit facility provided for borrowings of up to $229.0 million, of which $115.0 million was undrawn. The amount available under this revolving credit facility decreases by $12.6 million commencing in 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. The acquisitions of two of our Aframax tankers have been financed with a term loan which bears interest at a rate of 4.06%. As of December 31, 2007, the balance of this term loan was $35.1 million. The loan requires $0.9 million in quarterly principal payments.

All of our vessel financings are collateralized by the applicable vessels. The term loan used to finance two of our Aframax tankers and our new revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:

- incurring or guaranteeing additional indebtedness;

- making certain negative pledges or granting certain liens; and

- selling, transferring, assigning or conveying assets.

In addition, our new revolving credit facility contains covenants that require us to maintain a minimum liquidity (i.e., cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of a minimum of $35.0 million and at least 5.0% of our total debt.

We are currently in compliance with all of our financing agreements and expect to remain in compliance.

If we breach covenants or restrictions in our financing agreements, we may be prohibited from paying dividends on our common stock and, subject to any applicable cure periods, our lenders may be entitled to:

- declare our obligations under the agreements immediately due and payable and terminate any further loan commitments; and

- foreclose on any of our vessels or other assets securing the related loans.

In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect.

We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read Item 11 – Quantitative and Qualitative Disclosures About Market Risk.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	2007 (in thousands)	2006 (in thousands)	2005 (in thousands)
Net cash flow from operating activities	$61,993	$62,170	$41,828
Net cash flow from (used in) financing activities	(26,209)	(61,148)	39,500
Net cash flow from (used in) investing activities	(945)	(1,022)	(81,328)

Operating Cash Flows

Net cash flow from operating activities decreased to $62.0 million in 2007, from $62.2 million in 2006, primarily due to a decline in spot market tanker rates, an increase in vessel operating expenses and the timing of our cash receipts and payments, partially offset by a decline in interest expense. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market tanker rates. The number of vessel drydockings tends to be uneven between years.

Net cash flow from operating activities increased to $62.2 million in 2006, from $41.8 million in 2005, primarily due to the increase in our fleet size, the timing of our cash receipts and payments and a reduction of drydocking expenditures.

Financing Cash Flows

Immediately preceding our initial public offering, we borrowed $114.0 million under our new revolving credit facility. We retained $35.0 million for working capital and general corporate purposes. We used the remaining $79.0 million to repay advances from Teekay Corporation. We raised $209.6 million from our initial public offering. We used $180.8 million of these funds to repay a promissory note from Teekay Corporation and we used $27.4 million to repurchase 1.5 million shares of Class A common stock from Teekay Corporation.

Prior to our initial public offering, borrowings under a prior revolving credit facility and cash flow from operations were used by Teekay Corporation for general corporate purposes. In addition, Teekay Corporation paid for all repayments of long-term debt and investments in vessels and equipment.

Investing Cash Flows

During 2007 and 2006, we incurred $0.9 million and $1.0 million, respectively, of vessel upgrade and equipment expenditures. During 2005, we incurred $80.6 million of construction costs to complete the construction of both the *Matterhorn Spirit* and the *Erik Spirit*, in addition to vessel upgrades of $0.7 million.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2007:

(in millions of U.S. dollars)	Total	2008	2009 and 2010	2011 and 2012	Beyond 2012
U.S. Dollar-Denominated Obligations:					
Long-term debt [1]	149.1	3.6	7.2	7.2	131.1
Total	149.1	3.6	7.2	7.2	131.1

_____

(1) Excludes expected interest payments of $7.8 million (2008), $15.2 million (2009 and 2010), $14.6 million (2011 and 2012) and $33.7 million (beyond 2012). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margin of 0.60% at December 31, 2007 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our combined financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.

Revenue Recognition

Description. We generate some of our revenues from spot voyages. Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that a vessel is off-hire.

Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. However we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method, our revenues could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Aframax tankers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Aframax tankers has become the prevailing standard. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment.

Drydocking

Description. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each vessel every two and one-half to five years, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures.

Expenses

Description. The combined carve-out financial statements of Teekay Tankers Predecessor reflect all of the expenses that Teekay Corporation incurred on our behalf prior to our initial public offering. These expenses, which have been allocated from Teekay Corporation, include general and administrative expenses, interest expense and income tax expenses. We believe that we have used a reasonable method of allocating these common expenses to Teekay Tankers Predecessor. However, such estimates may not be reflective of actual results.

General and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees and travel and entertainment. For periods prior to our initial public offering, general and administrative expenses of Teekay Corporation were apportioned to Teekay Corporation's spot tanker segment and fixed-rate tanker segment (which included, among other vessels, Teekay Tankers Predecessor's nine vessels) based on estimated use of corporate resources. The resulting amounts were partially allocated to Teekay Tankers Predecessor based on its proportionate share of the total ship-operating (calendar) days of Teekay Corporation's spot tanker segment and fixed-rate tanker segment for the applicable period.

For each of the periods presented prior to our initial public offering, interest expense includes the allocation of interest to Teekay Tankers Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of applicable intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation's loan facilities that were used to finance these intercompany loans.

Prior to August 2006, one of Teekay Tankers Predecessor's vessels conducted business through a Canadian subsidiary of Teekay Corporation, which was not transferred to us in connection with our initial public offering. For periods prior to our public offering, income taxes were allocated to

Teekay Tankers Predecessor based on the proportionate share of income taxes incurred by the Canadian subsidiary relating to the operation of this vessel.

Judgments and Uncertainties. The allocation methodologies described above are based on judgment as to the most appropriate way to allocate common expenses.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates of these expenses, our general and administrative expenses, interest expense and income tax expense could be overstated or understated for any given period by the amount of such difference.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141(R): *Business Combinations*, which replaces SFAS No. 141, *Business Combinations* (or *SFAS 141(R)*). This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on our consolidated results of operations and financial condition.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160: *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51* (or *SFAS 160*). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated results of operations and financial condition.

In February 2007, the Financial Accounting Standards Board issued FASB Statement No. 159: *The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No.115* (or *SFAS 159*). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not believe that the adoption of SFAS 159 will have any material affect on our results of operations or consolidated financial condition.

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157: *Fair Value Measurements* (or *SFAS 157*). This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. We do not believe that the adoption of SFAS 157 will have any material affect on our results of operations or consolidated financial condition.

Item 6. Directors, Senior Management and Employees

Our board of directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, our operations are managed generally by our Manager. Upon the closing of our initial public offering, we entered into (a) the long-term Management Agreement pursuant to which our Manager and its affiliates will provide to us commercial, technical, administrative and strategic services and (b) a revenue sharing pool agreement (the *Pooling Agreement*) with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation, pursuant to which Teekay Chartering Limited commercially manages the Teekay Pool by providing chartering and marketing services for all participating tankers. Please read Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions, for descriptions of these agreements.

Our Chief Executive Officer, Bjorn Moller, our Executive Vice President, Peter Evensen, and our Chief Financial Officer, Vincent Lok, allocate their time between managing our business and affairs, directly as such officers and indirectly as officers of our Manager, and the business and affairs of Teekay Corporation, for which they also serve as the Chief Executive Officer, Executive Vice President and Chief Strategy Officer, and Executive Vice President and Chief Financial Officer, respectively. The amount of time Messrs. Moller, Evensen and Lok allocate among our business and the businesses of our Manager and of Teekay Corporation varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Our officers and individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its affiliates. We intend to seek to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof.

Directors and Executive Officers of Teekay Tankers Ltd.

The following table provides information about the directors and executive officers of Teekay Tankers Ltd. Directors are elected for one-year terms. The business address of each of our directors and officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Ages of the directors are as of December 31, 2007.

Name	Age	Position
C. Sean Day	58	Chairman of the Board of Directors
Bjorn Moller	50	Chief Executive Officer and Director
Vincent Lok	39	Chief Financial Officer
Peter Evensen	49	Executive Vice President and Director
Richard J.F. Bronks	42	Director [1]
Richard T. du Moulin	61	Director [1]
William Lawes	64	Director [1]

_____

(1) Member of Audit Committee, Conflicts Committee and Nominating and Governance Committee.

Certain biographical information about each of these individuals is set forth below:

C. Sean Day was appointed as our Chairman of the Board of Directors in October 2007. Mr. Day has served as Chairman of the Board of Teekay Corporation since 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day also serves as the Chairman of: our Manager; Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (NYSE:TGP); Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. (NYSE:TOO); and Compass Diversified Holdings.

Bjorn Moller was appointed as our Chief Executive Officer and as a Director in October 2007. Mr. Moller is the President and Chief Executive Officer of Teekay Corporation and has held these positions since April 1998. Mr. Moller has over 25 years of experience in the shipping industry and in December 2006 he was appointed Chairman of the International Tanker Owners Pollution Federation. Mr. Moller has served in senior management positions with Teekay Corporation for more than 15 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Corporation's global chartering operations and business development activities. Mr. Moller also serves as the Chief Executive Officer and as a director of our Manager and as the Vice Chairman and director of Teekay GP L.L.C. and of Teekay Offshore GP L.L.C.

Peter Evensen was appointed as our Executive Vice President and as a Director in October 2007. Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Corporation. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer of Teekay Corporation from February 2004 until he was appointed to his current role in November 2006. Mr. Evensen also serves as a director of our Manager and as Chief Executive Officer, Chief Financial Officer and as a director of Teekay GP L.L.C. and of Teekay Offshore GP L.L.C. Mr. Evensen has over 20 years of experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Vincent Lok was appointed as our Chief Financial Officer in October 2007. Mr. Lok has served as Teekay Corporation's Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004. He was subsequently appointed Senior Vice President and Chief Financial Officer in November 2006. Mr. Lok also serves as the Chief Financial Officer of our Manager. Prior to joining Teekay Corporation, Mr. Lok worked in the Vancouver, Canada, audit practice of Deloitte & Touche LLP.

Richard J.F. Bronks joined the Board of Directors of Teekay Tankers Ltd. in January 2008. Mr. Bronks recently retired from Goldman Sachs, where he held a number of positions during his career. From 2004 until March 2007, Mr. Bronks was responsible for building Goldman Sachs' equity, bond and loan financing business in Emerging Markets, including Central and Eastern Europe, Russia, the Former Soviet Union, the Middle East, Turkey and Africa. From 1999 to 2004, Mr. Bronks served as a co-head of Goldman's global commodity business, engaged in the trading of commodities and commodity derivatives, and the shipping and storage of physical commodities. From 1993 to 1999, Mr. Bronks served as a member of Goldman's oil derivatives business in London and New York. Prior to joining Goldman Sachs, Mr. Bronks was employed by BP Oil International, both its oil derivatives business and its crude oil trading business.

Richard T. du Moulin joined the Board of Directors of Teekay Tankers Ltd in December 2007. Mr. du Moulin is currently the President of Intrepid Shipping LLC, a position he has held since 2002. Prior to forming Intrepid Shipping in 2002, he served from 1998 as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman of the Development Committee of Seamens Church Institute. He serves as a Trustee of Storm Trysail Club, New York Yacht Club and Friends of Georgetown Sailing. Mr. du Moulin currently serves as a director of Tidewater Inc. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999.

William Lawes joined the Board of Directors of Teekay Tankers Ltd in January 2008. Mr. Lawes served as a Managing Director and a member of the Europe, Africa and Middle East Regional Senior Management Board of JPMorgan Chase and its predecessor banks based in London from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland. Since March 2005, Mr. Lawes has served as a Director and Chairman of the Audit Committee of Diana Shipping Inc., a global provider of shipping transportation services.

Directors and Executive Officers of Our Manager

The following table provides information about the directors and executive officers of our Manager. As noted above, our Manager and certain of its wholly owned subsidiaries provide to us commercial, technical, administrative and strategic services pursuant to the Management Agreement. Our Manager was formed, and its directors and executive officers were appointed, in October 2007. Ages of these individuals are as of December 31, 2007.

Name	Age	Position
C. Sean Day	58	Chairman of the Board of Directors
Bjorn Moller	50	Chief Executive Officer and Director
Vincent Lok	39	Chief Financial Officer
Peter Evensen	49	Executive Vice President and Director

As noted above, the directors and executive officers of our Manager also serve as directors or executive officers of us. The business experience of these individuals is described above.

Compensation of Directors and Senior Management

Executive Compensation

We were formed in October 2007. We did not pay, accrue or reimburse any compensation expense to our officers prior to our initial public offering on December 18, 2007. Because our executive officers are employees of Teekay Corporation or other subsidiaries thereof, their compensation (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or such other subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters following our initial public offering. The aggregate amount of such reimbursement for the period from December 18 to December 31, 2007 was $38,356. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement we have with our Manager.

Compensation of Directors

Officers of us or Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of the board of directors, as well as committee meetings. Non-management directors (excluding the chairman of the board of directors) receive an annual cash fee of $40,000 and an annual award of fully-vested shares of Class A common stock with a value of approximately $50,000. The Chairman of the Board of Directors receives an annual fee of $65,000 and an annual award of fully-vested shares of Class A common stock with a value of approximately $65,000. We made no equity awards to non-management directors during 2007. In addition, members of the audit committee each receive a committee fee of $7,500 per year, and the chair of the audit committee receives an additional fee of $5,000 for serving in that role. Members of the conflicts committee each receive a committee fee of $7,500 per year, and the chair of the conflicts committee receives an additional fee of $5,000 for serving in that role. The chair of the nominating and governance committee receives a fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Our non-management directors received no compensation during 2007.

Long-Term Incentive Program

We have adopted the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan in which our and our affiliates' employees, directors and consultants are eligible to participate. The plan provides for the award of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards. As at December 31, 2007, we had reserved 1,000,000 shares of our Class A common stock for delivery pursuant to awards granted under the plan. During 2007, we made no awards under the plan.

Board Practices

Our board of directors (or *the Board*) currently consists of six members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of the current members of the Board, other than C. Sean Day, our Chairman, Bjorn Moller, our Chief Executive Officer, and Peter Evensen, our Executive Vice President, has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or *NYSE*) director independence standards as currently in effect and as they may be changed from time to time.

NYSE does not require a company like ours, which is a "foreign private issuer" and of which more than 50% of the voting power is held by another company, to have a majority of independent directors on the board of directors or to establish compensation or nominating/corporate governance committees composed of independent directors. However, we intend to eventually have a majority of our directors be independent under NYSE rules.

The Board has the following three committees: Audit Committee, Conflicts Committee and Nominating and Governance Committee. The membership of these committees as of March 1, 2008 and the function of each of the committees are described below. Each of the committees, other than the Nominating and Governance Committee, is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under "Other Information - Corporate Governance" in the Investor Centre of our Web site at *www.teekaytankers.com*. We were formed in October 2007 and completed our initial public offering on December 18, 2007. In December 2007, our initial Board created the three committees described above. Neither the Board nor any of its committees held any meetings in December 2007 following our initial public offering.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee includes William Lawes (Chair), Richard J.F. Bronks and Richard du Moulin. All members of the committee are financially literate and the Board has determined that Mr. Lawes qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

- the integrity of our financial statements;

- our compliance with legal and regulatory requirements;

- the independent auditors' qualifications and independence; and

- the performance of our internal audit function and independent auditors.

Our Conflicts Committee is composed entirely of directors who satisfy the heightened NYSE and SEC independence standards applicable to audit committee membership. The Conflicts Committee includes Richard du Moulin (Chair), Richard J.F. Bronks and William Lawes. The Conflicts Committee reviews matters that the Board refers to the committee for consideration and which constitute (a) matters the Board believes may involve conflicts of interest between (i) us and (ii) our controlling stockholder Teekay Corporation or its affiliates (other than us) or (b) material related-party transactions, including transactions between us and its officers or directors or their affiliates. The Board is not obligated to seek approval of the Conflicts Committee on any matter, and may determine the resolution of any conflict of interest itself.

Our Nominating and Governance Committee includes Richard J.F. Bronks (Chair), Richard du Moulin and William Lawes.

The Nominating and Governance Committee:

- identifies individuals qualified to become Board members;

- selects and recommends to the Board director and committee member candidates;

- develops and recommends to the Board corporate governance principles and policies applicable to us, monitors compliance with these principles and policies and recommends to the Board appropriate changes; and

- oversees the evaluation of the Board and its committees.

Crewing and Staff

Our Manager provides us with all of our staff other than our Chief Executive Officer, Executive Vice President and Chief Financial Officer. Our executive officers have the authority to hire additional staff as they deem necessary.

As of March 1, 2008, approximately 200 seagoing staff served on our vessels. We employ no seagoing staff directly. Instead, certain subsidiaries of Teekay Corporation employ the crews for all vessels other than the *Nassau Spirit*. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries. The salaries and other costs associated with the crews supplied by Teekay Corporation are among the items covered by technical management fees payable by us under the Management Agreement. The crew for the *Nassau Spirit* is supplied by Unicom Management Services (Cyprus) Ltd., which manages that vessel.

Teekay Corporation regards attracting and retaining motivated seagoing personnel as a top priority. Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers' Union, an affiliate of the International Transport Workers' Federation (or *ITF*), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate our vessels. We believe that Teekay Corporation's relationships with these labor unions are good.

We believe that Teekay Corporation's commitment to training is fundamental to the development of the highest caliber of seafarers for marine operations. Teekay Corporation's cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Australia, Canada, Croatia, India, Latvia, Norway, the Philippines, South Africa and the United Kingdom. After receiving formal instruction at one of these institutions, a cadet's training continues on board vessels. Teekay Corporation also has a career development plan that was devised to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 1, 2008, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any shares that the person has the right to acquire as of April 30, 2008 (60 days after March 1, 2008) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group

	Class A Common Stock	Percent of Class A Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned (1)
All directors and executive officers as a group (7 persons) [1]	193,753	1.6%	0.8%

(1) Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read Item 7: Major Shareholders and Related Party Transactions for more detail.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 1, 2008, of our Class A and Class B common stock by each person or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2008 (60 days after March 1, 2008) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Class B Common Stock	Percent of Class B Common Stock Owned	Percent of Class A and B Common Stock Owned
Teekay Corporation [1]	1,000,000	8.0%	12,500,000	100%	54.0%
Iridian Asset Management, LLC [2]	1,178,315	9.4%	-	-	4.8%

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(1) The voting power represented by shares beneficially owned by Teekay Corporation is 4.1% for Class A common stock, 49.0% for Class B common stock and 53.1% for total Class A and Class B common stock.

(2) Includes shared voting power and shared dispositive power as to 1,178,315 shares of Class A common stock. This information is based on the Schedule 13G filed by this investor with the SEC on February 4, 2008. The voting power represented by shares beneficially owned by Iridian Asset Management, LLC is 4.8% for Class A common stock and 4.8% for total Class A and Class B common stock.

Our Class B common stock entitles the holder thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while our Class A common stock entitles the holder thereof to one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors. Teekay Corporation currently controls all of our outstanding Class B common stock and 1,000,000 shares of our Class A common stock. Because of our dual-class structure, Teekay Corporation may continue to control all matters submitted to our stockholders for approval even if it and its affiliates come to own significantly less that 50% of our outstanding shares of capital stock. Shares of our Class B common stock will convert into shares of our Class A common stock on a one-for-one basis upon certain transfers thereof or if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of Teekay Tankers Ltd.

Related Party Transactions

a. Contribution, Conveyance and Assumption Agreement

Prior to the closing of our initial public offering in December 2007, we entered into a contribution, conveyance and assumption agreement with Teekay Corporation pursuant to which we acquired from Teekay Corporation a fleet of nine Aframax-class oil tankers in exchange for 12.5 million shares of Class B common stock, 2.5 million shares of Class A common stock and a $180.8 million promissory note that was repaid with proceeds of the public offering. Through its ownership of our capital stock, Teekay Corporation controls us. Please read "—Major Shareholders" above. The following discussion describes certain other provisions of the agreement.

Offer by Teekay Corporation to Teekay Tankers of Four Suezmax-Class Oil Tankers. Under the contribution, conveyance and assumption agreement, Teekay Corporation has agreed to offer to us, prior to July 2009, the right to purchase from it up to four existing Suezmax-class oil tankers at a price equal to their fair market value at the time of the offer. The four vessels are all double-hull crude oil tankers delivered in 2002 and 2003, with capacities ranging from 159,199 to 165,293 dead-weight tons.

The fair market value of each vessel will be determined by independent broker valuations, taking into account any charter in effect, and each transaction will need to be approved by the independent Conflicts Committee of our board of directors. During the 30-day period after delivery by Teekay Corporation of such offer, we may accept the offer, whereupon we and Teekay Corporation will negotiate in good faith to reach an agreement on the terms of the transaction other than the purchase price. If we and Teekay Corporation do not reach an agreement within the 30-day period following our acceptance of the offer, Teekay Corporation will be entitled to terminate negotiations and retain the applicable vessel or sell or transfer it to any third party at, if sold or transferred within 180 days, a price no lower than that offered to us.

Business Opportunities. Under the contribution, conveyance and assumption agreement, Teekay Corporation and we agreed that Teekay Corporation and its other affiliates may pursue any Business Opportunity (as defined below) of which it, they or we become aware. Business Opportunities may include, among other things, opportunities to charter out, charter in or acquire oil tankers or to acquire tanker businesses.

Pursuant to the contribution, conveyance and assumption agreement, we agreed that:

- Teekay Corporation and its other affiliates may engage (and will have no duty to refrain from engaging) in the same or similar activities or lines of business as us, and that we will not be deemed to have an interest or expectancy in any business opportunity, transaction or other matter (each a *Business Opportunity*) in which Teekay Corporation or any of its other affiliates engages or seeks to engage merely because we engage in the same or similar activities or lines of business as that related to such Business Opportunity;

- if Teekay Corporation or any of its other affiliates (whether through our Manager, any of Teekay Corporation's or any of its other affiliate's officers or directors who are also officers or directors of us, or otherwise) acquires knowledge of a potential Business Opportunity that may be deemed to constitute a corporate opportunity of both Teekay Corporation and us, then (i) neither Teekay Corporation, our Manager nor any of such officers or directors will have any duty to communicate or offer such Business Opportunity to us and (ii) Teekay Corporation may pursue or acquire such Business Opportunity for itself or direct such Business Opportunity to another person or entity; and

- any Business Opportunity of which our Manager or any person who is an officer or director of Teekay Corporation (or any of its other affiliates) and of us becomes aware shall be a Business Opportunity of Teekay Corporation.

If Teekay Corporation or its other affiliates no longer beneficially own shares representing at least 20% of the total voting power of our outstanding capital stock, and no person who is an officer or director of us is also an officer or director of Teekay Corporation or its other affiliates, then the business opportunity provisions of the contribution, conveyance and assumption agreement will terminate.

Our articles of incorporation also renounce in favor of Teekay Corporation business opportunities that may be attractive to both Teekay Corporation and us. This provision likewise effectively limits the fiduciary duties we or our stockholders otherwise may be owed regarding these business opportunities by our directors and officers who also serve as directors or officers of Teekay Corporation or its other affiliates.

b. Repurchase of Class A Common Stock

Concurrently with the closing of our initial public offering, we used $27.4 million of the net proceeds from the offering to repurchase 1.5 million shares of Class A common stock from Teekay Corporation, at a price equal to the public offering price per share. The number of shares redeemed from Teekay Corporation equaled the number of shares for which the underwriters exercised their over-allotment option in the public offering.

c. Teekay Tankers' Executive Officers and Certain of its Directors

C. Sean Day, the Chairman of our board of directors, is also the Chairman of Teekay Corporation, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation), Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) and our Manager, which is a subsidiary of Teekay Corporation that provides to us pursuant to the Management Agreement substantially all services necessary to support our business. Please read Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement.

Bjorn Moller, our Chief Executive Officer and one of our Directors, is also the Chief Executive Officer and a director of our Manager and of Teekay Corporation. He is also a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.

Vincent Lok, our Chief Financial Officer, is also the Chief Financial Officer of our Manager and the Executive Vice President and Chief Financial Officer of Teekay Corporation.

Peter Evensen, our Executive Vice President and one of our Directors, is the Executive Vice President and Chief Strategy Officer of Teekay Corporation and the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. He is also a director of our Manager.

Because our executive officers are employees of Teekay Corporation or other of its subsidiaries, their compensation (other than any awards under our long-term incentive plan) is set and paid by Teekay Corporation or such other applicable subsidiaries. Pursuant to an agreement with Teekay Corporation, we have agreed to reimburse Teekay Corporation or its applicable subsidiaries for time spent by our executive officers on our management matters.

d. Registration Rights Agreement

In connection with our initial public offering, we entered into a registration rights agreement with Teekay Corporation pursuant to which we granted Teekay Corporation and its affiliates certain registration rights with respect to shares of our Class A and Class B common stock owned by them. Pursuant to the agreement, Teekay Corporation has the right, subject to certain terms and conditions, to require us, on up to three separate occasions following December 18, 2008, to register under the Securities Act of 1933 shares of Class A common stock, including Class A common stock issuable upon conversion of Class B common stock, held by Teekay Corporation and its affiliates for offer and sale to the public (including by way of underwritten public offering) and incidental or "piggyback" rights permitting participation in certain registrations of our common stock.

e. Management Agreement

In connection with our initial public offering, we entered into the long-term Management Agreement with our Manager, Teekay Tankers Management Services Ltd., a subsidiary of Teekay Corporation. Pursuant to the Management Agreement, the Manager provides the following types of services to us: commercial (primarily vessel chartering), technical (primarily vessel maintenance and crewing), administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business).

Our Manager has agreed to use its best efforts to provide these services upon our request in a commercially reasonable manner and may provide these services directly to us or subcontract for certain of these services with other entities, primarily other Teekay Corporation subsidiaries. However, our Manager currently subcontracts with Unicom Management Services (Cyprus) Ltd., which is not affiliated with Teekay Corporation, for the technical management of one of our vessels, the *Nassau Spirit*. Under the Management Agreement, our Manager remains responsible for any subcontracted services. We will indemnify our Manager for any losses it incurs in connection with providing services to us, excluding losses caused by the recklessness, gross negligence or willful misconduct of our Manager or its employees or agents, for which losses our Manager will indemnify us.

Compensation of the Manager

Management Fee. In return for services under the Management Agreement, we pay our Manager a management fee based on the following components:

- *Commercial services fee.* We pay a fee to our Manager for commercial services it provides to us currently equal to $350 per vessel per day plus 1.25% of the gross revenue attributable to the vessels our Manager commercially manages for us (excluding vessels participating in the Teekay Pool or operating under a time-charter contract). The amount of the daily per vessel fee will be adjusted every three years by agreement between our Manager and us or, if we cannot reach agreement, by arbitration.

- *Technical services fee.* We pay a fee to our Manager for technical services that is equal to the average rate Teekay Corporation charges third parties to technically manage their vessels of a similar size. The amount of the fee for technical services is adjusted quarterly to the extent Teekay Corporation changes the rate it charges third parties for technical services.

- *Administrative and strategic services fees.* We pay fees to our Manager for administrative and strategic services that reimburse our Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. The amount of the profit margin is based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar administrative and strategic services. The transfer pricing study will be updated at least annually.

Performance Fee. In order to provide our Manager with an incentive to increase our Cash Available for Distribution (as defined below), the Management Agreement also provides for payment to our Manager of a performance fee in certain circumstances, in addition to the basic fees described above. If Gross Cash Available for Distribution (as defined below) for a given fiscal year exceeds $3.20 per share of our outstanding common stock (or the *Incentive Threshold*), which represents 20% above an annual incentive baseline dividend amount of $2.65 per share (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year), our Manager generally is entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. *Cash Available for Distribution* represents net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items. *Gross Cash Available for Distribution* represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves our board of directors may have taken during the applicable fiscal period that have not already reduced the Cash Available for Distribution.

Since January 1, 2008, we have maintained an internal account (or the *Cumulative Dividend Account*) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share annual incentive baseline (subject to adjustments for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year). The Cumulative Dividend Account is intended to ensure that our stockholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in respect of a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance will be reset to zero.

Term and Termination Rights. Subject to certain termination rights, the initial term of the Management Agreement will expire on December 31, 2022. If not terminated, the Management Agreement will automatically renew for a five-year period and thereafter be extended in additional five-year increments if we do not provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

We may terminate the Management Agreement in certain circumstances, including, among others, if:

- our Manager materially breaches the Management Agreement (and the matter is unresolved after a 90-day dispute resolution period) or experiences certain bankruptcy events or experiences a change of control to which we do no consent;

- we provide notice in the fourth quarter of 2016 after two-thirds of our board of directors elects to terminate the Management Agreement, which termination would be effective on December 31, 2017; or

- we provide notice in the fourth quarter of 2021, which termination would be effective on December 31, 2022. If the Management Agreement extends pursuant to its terms as described above, we can elect to exercise this optional termination right in the fourth quarter of the year immediately preceding the end of the respective term.

If we elect to terminate the Management Agreement under either of the last two bullet points described above, our Manager will receive a payment (the *Termination Payment*) in an amount equal to the aggregate performance fees payable for the immediately preceding five fiscal years. If the Management Agreement is terminated prior to December 31, 2012, the Termination Payment will be calculated by multiplying the aggregate performance fees payable for the completed fiscal years by a fraction, the numerator of which is five and the denominator of which is the number of such completed fiscal years. Any Termination Payment will be paid to our Manager in four quarterly installments over the course of the fiscal year following termination.

Our Manager may terminate the Management Agreement prior to the end of its term under either of the following two circumstances:

- after December 18, 2012 with 12 months' notice. At our option, our Manager will continue to provide technical services to us for up to an additional two-year period from termination, provided that our Manager or its affiliates continue in the business of providing such services to third parties for similar types of vessels; or

- if we materially breach the agreement and the matter is unresolved after a 90-day dispute resolution period.

If our Manager elects to terminate the Management Agreement under the second circumstance described above, our Manager will receive the Termination Payment, payable in four quarterly installments over the course of the first year following termination.

The Management Agreement will terminate automatically and immediately if we experience any of certain changes of control. Upon any such termination, we will be required to pay our Manager the Termination Payment in a single installment.

f. Pooling Agreement

In connection with our initial public offering, we entered into the Pooling Agreement with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation. Pursuant to the Pooling Agreement, we and Teekay Corporation have agreed to include in the Teekay Pool all of our and its respective Aframax-class oil tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. As of March 1, 2008, the Teekay Pool consisted of 40 tankers, including four of our tankers. Any Aframax tanker that becomes subject to a time charter with a term of at least 90 days or becomes subject to enforcement action under a ship-mortgage foreclosure or similar proceeding will no longer participate in the Teekay Pool, unless otherwise agreed by Teekay Corporation and us. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Pooling Agreement.

Under the Pooling Agreement, Teekay Chartering Limited commercially manages the Teekay Pool by providing chartering and marketing services for all participating tankers. We remain responsible for the technical management of our vessels in the Teekay Pool, and our Manager provides these technical services to us pursuant to the Management Agreement.

Allocation of Teekay Pool Earnings. The Teekay Pool provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels operating in the Teekay Pool, less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel's earnings capability based on its age, cargo capacity, pumping capabilities, speed and bunker consumption, as well as actual on-hire performance. The weighting allocation for vessels in the Teekay Pool is adjusted at least every six months and vessels are allocated their initial weighting upon their entry into the pool. The allocation for each vessel participating in the pool is established based on the recommendation of an independent specialist or maritime consultant. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants.

Commercial Management Fee and Working Capital Payments. Teekay Chartering Limited provides commercial services to pool participants and otherwise administers the pool in exchange for a fee initially equal to $350 per vessel per day plus 1.25% of the gross revenues attributable to the participant's vessels. The amount of the daily per vessel fee will be adjusted every three years by agreement between Teekay Chartering Limited and us or, if needed, by arbitration.

Upon delivery of each of our vessels to the Teekay Pool, we are required to advance to Teekay Chartering Limited $250,000 for working capital purposes. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies.

Term and Termination Rights. Subject to certain termination rights, the initial term of the Pooling Agreement expires on December 31, 2022. If not terminated, the Pooling Agreement will automatically renew for a five-year period and thereafter be extended in additional five-year increments unless we provide a notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

We may also terminate the Pooling Agreement in certain other circumstances, including, among others, if:

- Teekay Chartering Limited or Teekay Corporation materially breaches the Pooling Agreement (and the matter is unresolved after a 90-day dispute resolution period) or experiences certain bankruptcy events or if Teekay Chartering Limited experiences a change of control to which we do no consent; or

- the Management Agreement terminates for any reason.

Either Teekay Chartering Limited or Teekay Corporation may terminate the Pooling Agreement prior to the end of its term under any of the following circumstances:

- after December 18, 2012 with 12 months' notice;

- if we materially breach the Pooling Agreement and the matter is unresolved after a 90-day dispute resolution period; or

- if the Management Agreement terminates for any reason.

Item 8. Financial Information

Consolidated Financial Statements and Notes

Please read Item 18 below for additional information required to be disclosed under this Item.

Legal Proceedings

From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our financial condition or results of operations.

Dividend Policy

Our dividend policy reflects a basic judgment that our stockholders will be better served by our distributing our Cash Available for Distribution rather than retaining it. We believe that we will generally finance any capital expenditures from external financing sources rather than cash flows from operations.

Our board of directors has adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, subject to any reserves our board of directors may from time to time determine are required. If we declare a dividend in respect of a quarter in which an equity issuance has taken place, we may choose to calculate the dividend per share by dividing our Cash Available for Distribution for this quarter by the weighted-average number of shares outstanding over the quarter and, if required, borrow additional amounts to permit us to pay this dividend amount on each share outstanding at the end of the quarter. Dividends will be paid equally on a per-share basis between our Class A common stock and our Class B common stock. *Cash Available for Distribution* represents our net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items. We declared a dividend of $0.115 per share in February 2008 for the period from December 18, 2007 to December 31, 2007.

There is no guarantee that we will pay any dividends to our stockholders. Our dividend policy may be changed at any time by our board of directors and is subject to certain restrictions, including:

- Our stockholders have no contractual or other legal right to receive dividends.

- Our board of directors has authority to establish reserves for the prudent conduct of our business, after giving effect to contingent liabilities, the terms of our credit facilities, our other cash needs and the requirements of Marshall Islands law. The establishment of these reserves could result in a reduction in any dividends.

- Our board of directors may modify or terminate our dividend policy at any time. Even if our dividend policy is not modified or revoked, the amount of dividends we pay under our dividend policy and the decision to pay any dividend is determined by our board of directors.

- Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restriction contained in the company's articles of incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

- We may lack sufficient cash to pay dividends due to decreases in net voyage revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, capital expenditures or other anticipated or unanticipated cash needs.

- Our dividend policy will be affected by restrictions on distributions under our credit facilities, which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions included in the credit facilities or if we are otherwise in default under the facilities, we would be prohibited from making cash distributions to our stockholders, notwithstanding our stated cash dividend policy.

- While we intend that future acquisitions to expand our fleet will enhance our ability to pay dividends over time, acquisitions could limit our Cash Available for Distribution.

Our ability to make distributions to our stockholders will depend upon the performance of our ship-owning subsidiaries, which are our principal cash-generating assets, and their ability to distribute funds to us. The ability of our ship-owning or other subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing or future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

In addition, the performance fee payable to our Manager under the Management Agreement may reduce the amount of dividends to our stockholders in any quarter. Please read Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement—Performance Fee.

Significant Changes

Please read Item 4: Information on the Company: *April 2008 Acquisition* and Item 18 – Financial Statements: Note 14 – Subsequent Events.

Item 9. The Offer and Listing

Our common stock is traded on the New York Stock Exchange (or *NYSE*) under the symbol "TNK". The following table sets forth the high and low closing sales prices for our common stock on the NYSE for each of the periods indicated.

Years Ended	Dec. 31, 2007 [(1)]			
High	$22.20			
Low	19.50			
Quarters Ended	Dec. 31, 2007 [(1)]			
High	$22.20			
Low	19.50			
Months Ended	Mar. 31, 2008	Feb. 29, 2008	Jan. 31, 2008	Dec 31, 2007 [(1)]
High	$17.80	$19.50	$21.40	$22.20
Low	14.41	16.90	14.86	19.50

_____

(1) Period beginning December 14, 2007.

Item 10. Additional Information

Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws have previously been filed as Exhibits 3.1 and 3.2, respectively, to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147798), filed with the SEC on December 11, 2007, and are hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of our capital stock are described in the section entitled "Description of Capital Stock" of our Rule 424(b) prospectus (File No. 333-147798), filed with the SEC on December 13, 2007, and hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of the Marshall Islands or by our Articles of Incorporation or Bylaws.

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of Exhibits in Item 19:

(a)   Contribution, Conveyance and Assumption Agreement, dated December 18, 2007, between Teekay Tankers Ltd. and Teekay Corporation. Please read Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions for a summary of certain contract terms.

(b)   Management Agreement, dated as of December 18, 2007, between Teekay Tankers Ltd. and Teekay Tankers Management Services Ltd. Please read Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement, for a summary of certain contract terms.

(c)   Gross Revenue Sharing Pool Agreement, dated as of December 18, 2007, among Teekay Tankers Ltd., Teekay Corporation and Teekay Chartering Limited. Please read Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Pooling Agreement, for a summary of certain contract terms.

(d)   Teekay Tankers Ltd. 2007 Long-Term Incentive Plan.

(e)   Agreement, dated November 26, 2007, for a U.S. $229,000,000 Secured Revolving Loan Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. Please read Note 5 to the Consolidate Financial Statements of Teekay Tanker Ltd. included herein for a summary of certain contract terms.

(f)   Registration Rights Agreement, dated December 18, 2007, between Teekay Tankers Ltd. and Teekay Corporation. Please read Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions, for a summary of certain contract terms.

Exchange Controls and Other Limitations Affecting Security Holders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of The Marshall Islands or our Articles of Incorporation and Bylaws.

Taxation

Teekay Tankers Ltd. was incorporated in the Republic of The Marshall Islands on October 17, 2007. Its principal executive headquarters are located in Bermuda. The following provides information regarding taxes to which a U.S. Holder of our common stock may be subject to.

Marshall Islands Tax Consequences. Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to the offering was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, holders of shares of our common stock will not be subject to Marshall Islands taxation or withholding on distributions. In addition, holders of shares of our common stock will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares of Class A common stock, and will not be required by the Republic of The Marshall Islands to file a tax return relating to the Class A common stock.

United States Tax Consequences. Subject to the discussion of passive foreign investment companies (or *PFICs*) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock generally will be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a *U.S. Individual Holder*) will be treated as "qualified dividend income" that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we expect our common stock will be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.

Special rules may apply to any "extraordinary dividend" paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10.0% of a stockholder's adjusted basis (or fair market value in certain circumstances) in such stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a "look through" rule, either: (i) at least 75.0% of its gross income is "passive" income; or (ii) at least 50.0% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

While there are legal uncertainties involved in this determination, we do not believe that we should be a PFIC based principally on the position that at least a majority, if not all, of the gross income we derive from our time and voyage charters (as a participant in the Teekay Pool or otherwise) should constitute services income (which generally is not passive income), rather than rental income (which generally is passive income).

Correspondingly, the assets that we own and operate in connection with the production of such income, in particular the vessels participating in the Teekay Pool or otherwise operating under time or voyage charters, should not constitute passive assets for purposes of determining whether we are a PFIC. Legal authority concerning the characterization of income derived from time charters, voyage charters and similar contracts for other tax purposes supports this position. Because there is no legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future.

If we were classified as a PFIC, for any year during which a U.S. Holder owns common stock, such U.S. Holder generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to: (i) any "excess distribution" (generally, any distribution received by a stockholder in a taxable year that is greater than 125.0% of the average annual distributions received by the stockholder in the three preceding taxable years or, if shorter, the stockholder's holding period for the shares), and (ii) any gain realized upon the sale or other disposition of shares. Under these rules:

- the excess distribution or gain will be allocated ratably over the stockholder's holding period;

- the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

- the amount allocated to each of the other taxable years in the stockholder's holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

- an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

Certain elections that would alter the tax consequences to a U.S. Holder, such as a qualified electing fund election or mark to market election, may be available to a U.S. Holder if we are classified as a PFIC. If we determine that we are or will be a PFIC, we will provide stockholders with information concerning the potential availability of such elections.

As described above, current law provides that dividends received by a U.S. Individual Holder from a qualified foreign corporation are subject to U.S. federal income tax at preferential rates through 2010. However, if we are classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, we would not be considered a qualified foreign corporation, and a U.S. Individual Holder receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

If more than 50.0% of either the total combined voting power of our outstanding stock entitled to vote or the total value of all of our outstanding stock were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10.0% or more of the total combined voting power of our outstanding stock entitled to vote (each, a *United States Stockholder*), we generally would be treated as a controlled foreign corporation (or *CFC*). United States Stockholders of a CFC are treated as receiving current distributions of their shares of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. Although we currently are not a CFC, U.S. persons purchasing a substantial interest in us should consult their tax advisors about the potential implications of being treated as a United States Stockholder in the event we were to become a CFC in the future.

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss will generally be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations. A disposition or sale of shares by a stockholder who owns, or has owned, 10.0% or more of the total voting power of us may result in a different tax treatment under section 1248 of the Code. U.S. Holder's purchasing a substantial interest in us should consult their tax advisors.

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (or *EDGAR*) system may also be obtained from the SEC's website at *www.sec.gov*, free of charge, or from the Public Reference Section of the SEC at 100F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from foreign currency fluctuations and changes in interest rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are currently rated A or better by Standard & Poor's or Aa3 by Moody's. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro,

British Pound, and Norwegian Kroner. During 2007, approximately 30% of voyage expenses, vessel operating expenses, drydock expenditures and general administrative expenses were denominated in currencies other than the U.S. Dollar. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2007.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are currently rated A or better by Standard & Poor's or Aa3 by Moody's. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at December 31, 2007, which are sensitive to changes in interest rates, including our debt and interest rate swap. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

| | | | Expected Maturity Date | | | | | | |
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value Asset / (Liability)	Rate [1]
					(in millions of U.S. dollars, except percentages)				
Long-Term Debt:									
Variable Rate [2]	-	-	-	-	-	114.0	114.0	(114.0)	5.7%
Interest Rate Swaps:									
Contract Amount [3]	-	-	-	-	-	100.0	100.0	(7.8)	5.6%

———————

(1) Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt, and the average fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2) Interest payments on U.S. Dollar-denominated debt and interest rate swap are based on LIBOR.

(3) The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those we trade in the spot market. We may use freight forward agreements as a hedge to protect against changes in spot market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at December 31, 2007, we had not entered into any freight forward agreements, although we may do so in the future.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

We completed our initial public offering during December 2007. For information regarding the use of proceeds, please read Item 18 – Financial Statements: Note 8 Capital Stock.

Item 15. Controls and Procedures

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 to ensure that information required to be disclosed by us in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that director and Chair of the Audit Committee, William Lawes, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted Standards for Business Conduct that includes a Code of Ethics for all employees and directors. This document is available under "Other Information - Corporate Governance" in the Investor Center of our web site (www.teekaytankers.com). We also intend to disclose under "Other Information - Corporate Governance" in the Investor Center of our web site any waivers to or amendments of our Code of Ethics for the benefit of our directors and executive officers.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2007 and 2006 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees Teekay Tankers Ltd. paid or accrued for audit and other services provided by Ernst & Young LLP for 2007 and 2006.

Fees	2007	2006
Audit Fees [1]	$303,800	$ -
Total	$303,800	$ -

(1) Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings including professional services in connection with the review of our regulatory filings for our initial public offering in December 2007.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. Fees for services that commenced prior to our initial public offering were approved by the audit committee of Teekay Corporation.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We repurchased 1,500,000 shares of Class A Common Stock from Teekay Corporation for $27.4 million. This repurchase was done in connection with the underwriter's exercise of their over-allotment option for 1,500,000 shares of Class A Common Stock and was completed at a price per share equal to the initial public offering price per share.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements, together with the related report of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1.1   Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. (1)
1.2   Amended and Restated Bylaws of Teekay Tankers Ltd. (1)
4.1   Contribution, Conveyance and Assumption Agreement (1)
4.2   Management Agreement (1)
4.3   Gross Revenue Sharing Pool Agreement (1)
4.4   Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (1)
4.5   Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (1)
4.6   Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation (1)
8.1   List of Subsidiaries of Teekay Tankers Ltd. (1)
12.1   Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.'s Chief Executive Officer
12.2   Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.'s Chief Financial Officer
13.1   Teekay Tankers Ltd. Certification of Bjorn Moller, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2   Teekay Tankers Ltd. Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1   Consent of Ernst & Young LLP, as independent registered public accounting firm.

---

(1)   Previously filed as an exhibit to the Company's Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY TANKERS LTD.

Dated: April 11, 2008

By: /s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
TEEKAY TANKERS LTD.

We have audited the accompanying consolidated balance sheets of **Teekay Tankers Ltd.** (successor to Teekay Tankers Predecessor) (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity/owner's equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Tankers Ltd. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada,   /s/ ERNST & YOUNG LLP
March 11, 2008,
except for Note 14, as to which the date is April 7, 2008   Chartered Accountants

TEEKAY TANKERS LTD. (Note 1)
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	January 1 to December 17, 2007 $ (unaudited)	December 18 to December 31, 2007 $ (unaudited)	Year Ended December 31, 2007 $	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $
VOYAGE REVENUES ($18.9 million, $15.8 million and $12.3 million for 2007, 2006, and 2005, respectively, from related parties) *(note 9d)*	140,611	5,696	146,307	153,093	125,372
OPERATING EXPENSES					
Voyage expenses	46,045	1,307	47,352	46,408	31,799
Vessel operating expenses	20,935	923	21,858	21,777	18,722
Depreciation and amortization	15,068	599	15,667	15,614	13,137
General and administrative ($12.4 million, $12.1 million and $9.0 million for 2007, 2006 and 2005, respectively, from related parties) *(notes 9a, 9b and 9e)*	12,231	240	12,471	12,142	8,975
Total operating expenses	94,279	3,069	97,348	95,941	72,633
Income from vessel operations	46,332	2,627	48,959	57,152	52,739
OTHER ITEMS					
Interest expense ($2.4 million, $2.3 million, and $1.3 million for 2007, 2006 and 2005, respectively, from related parties) *(note 9c)*	(6,103)	(361)	(6,464)	(15,737)	(6,919)
Income tax expense	-	-	-	(1,251)	(1,934)
Other income – net	(8)	-	(8)	(11)	5
Total other items	(6,111)	(361)	(6,472)	(16,999)	(8,848)
Net income	40,221	2,266	42,487	40,153	43,891
Earnings per common share:					
• Basic and diluted	2.68	0.09	2.76	2.68	2.93
Weighted-average number of common shares outstanding:					
• Basic and diluted	15,000,000	25,000,000	15,383,562	15,000,000	15,000,000

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. (Note 1)
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2007 $	As at December 31, 2006 $
ASSETS		
Current		
Cash and cash equivalents	34,839	-
Due from Teekay pool, net (*note 9f*)	1,600	-
Accounts receivable (including $2,404 – 2007, and $nil - 2006, from related parties)	2,494	10,643
Prepaid expenses	2,078	3,445
Other assets	10	116
Total current assets	41,021	14,204
Vessels and equipment (*note 5*)		
At cost, less accumulated depreciation of $79,723 (2006 - $64,038)	267,729	282,451
Other non-current assets	1,574	1,970
Total assets	310,324	298,625
LIABILITIES AND STOCKHOLDERS' EQUITY / OWNER'S EQUITY		
Current		
Accounts payable	787	2,322
Accrued liabilities	3,828	5,532
Current portion of long-term debt (*note 5*)	3,600	3,600
Advances from affiliates (*note 4*)	-	42,496
Total current liabilities	8,215	53,950
Long-term debt (*note 5*)	145,500	35,100
Derivative instruments (*note 6*)	7,815	-
Total liabilities	161,530	89,050
Commitments and contingencies (*note 5*)		
Stockholders' equity / Owner's Equity		
Common stock and additional paid-in capital (300 million shares authorized; 12.5 million Class A and 12.5 million Class B shares issued and outstanding) (*note 8*)	180,915	-
Owner's equity	-	209,575
Deficit	(33,033)	-
Accumulated other comprehensive income	912	-
Total stockholders' equity / owner's equity	148,794	209,575
Total liabilities and stockholders' equity / owner's equity	310,324	298,625

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. (Note 1)
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2007 $	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $
Cash and cash equivalents provided by (used for)			
OPERATING ACTIVITIES			
Net income	42,487	40,153	43,891
Non-cash items:			
Depreciation and amortization	15,667	15,614	13,137
Debt issuance cost amortization	380	234	104
Other - net	135	-	-
Change in non-cash working capital items related to operating activities (*note 11*)	3,324	6,313	(11,485)
Expenditures for drydocking	-	(144)	(3,819)
Net operating cash flow	61,993	62,170	41,828
FINANCING ACTIVITIES			
Proceeds from long-term debt	437,604	154,004	368,459
Debt issuance costs	(1,287)	(398)	(1,001)
Scheduled repayments of long-term debt	(3,600)	(3,600)	(900)
Prepayments of long-term debt	(323,604)	(336,951)	(142,312)
Proceeds from issuance of Class A common stock (*note 8*)	209,648	-	-
Repurchase of Class A common stock (*note 8*)	(27,422)	-	-
Net advances (to) from affiliates	(261,253)	(1,179)	32,910
Contribution/(return) of capital	(56,295)	126,976	(217,656)
Net financing cash flow	(26,209)	(61,148)	39,500
INVESTING ACTIVITIES			
Expenditures for vessels and equipment	(945)	(1,022)	(81,328)
Net investing cash flow	(945)	(1,022)	(81,328)
Increase in cash and cash equivalents	34,839	-	-
Cash and cash equivalents, beginning of the year	-	-	-
Cash and cash equivalents, end of the year	34,839	-	-

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. (Note 1)
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/OWNER'S EQUITY
(in thousands of U.S. dollars, except share amounts)

		STOCKHOLDERS' EQUITY					
		Common Stock and Additional Paid-in Capital				Accumulated Other Comprehensive Income	
	Owner's Equity (Deficit) (Predecessor) $	Thousands of Common Shares #	Class A $	Class B $	Deficit $	$	Total $
Balance as at December 31, 2004	216,211						216,211
Net income and comprehensive income	43,891						43,891
Return of capital	(217,656)						(217,656)
Balance as at December 31, 2005	42,446						42,446
Net income and comprehensive income	40,153						40,153
Contribution of capital	126,976						126,976
Balance as at December 31, 2006	209,575						209,575
Net income	40,221						40,221
Other comprehensive income:							
Unrealized gain on qualifying cash flow hedging instruments						548	548
Realized loss on qualifying cash flow hedging instruments						(1)	(1)
Comprehensive income							40,768
Increase of debt from acquisition of subsidiaries from Teekay Corporation	(259,800)	15,000	25	125	(150)		(259,800)
Return of capital	(66,188)						(66,188)
Conversion of intercorporate debt to equity	41,043						41,043
Balance as at December 17, 2007	(35,149)	15,000	25	125	(150)	547	(34,602)
Allocation of Predecessor's deficit to stockholders' deficit	35,149				(35,149)		-
Net income					2,266		2,266
Unrealized gain on qualifying cash flow hedging instruments						365	365
Comprehensive income							2,631
Proceeds from initial public offering, net of offering costs of $16,063 (note 8)		11,500	208,187				208,187
Repurchase of Class A Common Stock (note 8)		(1,500)	(27,422)				(27,422)
Balance as at December 31, 2007	-	25,000	180,790	125	(33,033)	912	148,794

The accompanying notes are an integral part of the consolidated financial statements.

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1. Summary of Significant Accounting Policies

Basis of presentation and nature of operations

During October 2007, Teekay Corporation formed Teekay Tankers Ltd., a Marshall Islands corporation (the *Company*), to acquire from Teekay Corporation a fleet of nine double-hull Aframax-class oil tankers. Prior to the closing of the Company's initial public offering (or *IPO*) on December 18, 2007, a subsidiary of Teekay Corporation transferred nine wholly owned subsidiaries to the Company, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company's Class B common stock, 2,500,000 shares of the Company's Class A common stock and a non-interest bearing promissory note.

The results of the operations and financial position prior to the IPO are collectively referred to as *Teekay Tankers Predecessor* or the *Predecessor*. The accounts of the Predecessor consist of the nine wholly owned subsidiaries transferred to the Company and any other transactions specifically attributable to the nine vessels that were incurred in Teekay Corporation or any of its other subsidiaries that were not transferred to the Company. These transfers represent a reorganization of entities under common control and have been recorded at historical cost. The combined carve-out financial statements for the period from January 1, 2007 to December 17, 2007, and for the years ended and as at December 31, 2006 and 2005 reflect the combined carve-out financial position, results of operations and cash flows of the Predecessor. All references in these financial statements to "consolidated financial statements" refer to consolidated financial statements for the periods subsequent to December 17, 2007 and combined carve-out financial statements for periods prior to December 18, 2007, respectively.

Teekay Corporation uses a centralized treasury system and, as a result, the cash and cash equivalents attributable to the Predecessor's vessels before the IPO were co-mingled with other funds in accounts that were owned by companies other than Teekay Tankers Ltd. or the nine wholly owned subsidiaries historically included in the Predecessor and transferred to the Company. Consequently, for periods preceding the IPO, any cash transactions made on behalf of the nine wholly owned subsidiaries are reflected as increases or decreases of advances from affiliates, and any cash transactions attributable to vessels that were made by other Teekay subsidiaries are reflected as increases or decreases in owner's equity.

Two of the Predecessor's wholly owned subsidiaries were capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries. Generally, these intercompany loans were used to finance the acquisition of the vessels. For periods preceding the IPO, interest expense includes the allocation of interest to the Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation's loan facilities that were used to finance these intercompany loans. In addition, the combined carve-out financial statements reflect interest on external loans of the two wholly owned subsidiaries and other external loans that are directly attributable to the two vessels.

In the preparation of the combined carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment. For periods preceding the IPO, general and administrative expenses of Teekay Corporation have been apportioned to Teekay Corporation's spot tanker segment and fixed-rate tanker segment, which includes, among other vessels, the Predecessor's nine vessels, based on estimated use of corporate resources. The resulting amounts were partially allocated to the Predecessor, for each of the periods preceding the IPO, based on its proportionate share of the total ship-operating (calendar) days of Teekay Corporation's spot tanker segment and fixed-rate tanker segment. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor.

Prior to August 2006, one of the Predecessor's vessels conducted business through a Canadian subsidiary of Teekay Corporation, which was not transferred to the Company. Income taxes of $1.9 million and $1.3 million, respectively, for the years ended December 31, 2005 and 2006 have been allocated to the Predecessor based on the proportionate share of income taxes incurred by the Canadian subsidiary relating to the operation of this vessel.

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. Significant intercompany balances and transactions have been eliminated upon consolidation or combination. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay Corporation to the Predecessor and such estimates may not be reflective of actual results after the Company's IPO.

Reporting currency

The consolidated financial statements are stated in U.S. Dollars because the Company operates in international shipping markets, the Company's primary economic environment, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

Operating revenues and expenses

The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off-hire. All revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded)

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1. Summary of Significant Accounting Policies (cont'd)

at the end of one voyage to when it is discharged after the next voyage. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Voyage revenues and voyage expenses of the Company's vessels operating in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pool as voyage revenues and amounts due from the pool are included in due from affiliates.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company, as shipowner, pays voyage expenses from voyage charters, its customers pay voyage expenses under time charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under both voyage and time charters. Voyage expenses and vessel operating expenses are recognized when incurred.

Cash and cash equivalents

The Company classifies all highly-liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectibility. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company's customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment for the years ended December 31, 2007, 2006 and 2005 aggregated $13.8 million, $13.7 million and $11.5 million, respectively.

Generally, the Company drydocks each vessel every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company immediately expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost is expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2007, 2006 and 2005 totaled $1.9 million, $1.9 million and $1.6 million, respectively.

Vessels and equipment that are "held and used" are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset's net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are capitalized and presented as other non-current assets. Debt issuance costs of revolving credit facilities are amortized on a straight-line basis over the term of the relevant facility. Debt issuance costs of term loans are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and qualifies for hedge accounting. The Company generally designates its interest rate derivatives, which qualify as hedges for accounting purposes as either a cash flow hedge.

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1. Summary of Significant Accounting Policies (cont'd)

When a derivative is designated as a hedging instrument, the Company formally documents the relationship between the derivative and the hedged item; this includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative is sold or exercised, or the hedged item is sold or repaid.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in stockholders' equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from shareholders' equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings within interest expense. If a cash flow hedge is terminated and the originally hedged items is still considered possible of occurring, the gains and losses initially recognized in stockholders' equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items are no longer possible of occurring, amounts recognized in stockholders' equity are immediately transferred to earnings.

For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative financial instruments are recognized in earnings.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141(R): *Business Combinations*, which replaces SFAS No. 141*, Business Combinations* (or *SFAS 141(R)*). This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated financial condition or results of operations.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160: *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51* (or *SFAS 160*). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated financial condition or results of operations.

In February 2007, the Financial Accounting Standards Board issued FASB Statement No. 159: *The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No.115* (or *SFAS 159*). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of SFAS 159 will have any material affect on the Company's consolidated financial condition or results of operations.

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157: *Fair Value Measurements* (or *SFAS 157*). This statement defines fair value, establishes a framework for measuring fair value in United States generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. The Company does not believe that the adoption of SFAS 157 will have any material affect on the Company's consolidated financial condition or results of operations.

2. Business Operations

The Company is engaged in the international marine transportation of crude oil through the operation of its oil tankers. The Company's revenues are earned in international markets.

The following table presents voyage revenues and percentage of combined voyage revenues for customers that accounted for more than 10.0% of the Company' consolidated voyage revenues during the periods presented.

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

2. Business Operations (cont'd)

	Year Ended December 31,		
	2007	2006	2005
Astra Oil Company Ltd.	(1)	$16.7 million, or 10.9%	(1)
Valero Refining and Marketing.	$17.6 million, or 12.0%	(1)	(1)
Skaugen PetroTrans Inc.	$18.9 million, or 12.9%	$15.8 million, or 10.3%	(1)
Shell Trading and Shipping Co.	(1)	(1)	$18.3 million, or 14.6%
Standard Tankers Bahamas Ltd.	(1)	(1)	$13.8 million, or 11.0%

———————

(1) Less than 10% of the consolidated voyage revenues

3. Accrued Liabilities

	December 31, 2007 $	December 31, 2006 $
Voyage and vessel	1,286	4,153
Interest	632	284
Payroll and benefits	450	1,095
Share issuance costs	1,460	-
	3,828	5,532

4. Advances from Affiliates

The Predecessor's advances from affiliates were non-interest bearing, had no fixed terms of repayment and were unsecured.

	December 31, 2007 $	December 31, 2006 $
Balance at Beginning of Year	42,496	43,675
Advances for vessel and equipment capital expenditures	273	271
Long-term debt advances net of repayments	3,600	3,600
Cash flow from operations of two wholly owned subsidiaries	(5,326)	(5,050)
Conversion of intercorporate debt to equity	(41,043)	-
Balance End of Year	-	42,496

Two of the Predecessor's wholly owned subsidiaries were capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries. Generally, these loans were used to finance the acquisition of the vessels. In order to fully reflect all Predecessor costs of doing business, interest expense of $2.4 million, $2.3 million and $1.3 million, respectively, for the period prior to the IPO (January 1 to December 17, 2007) and for years ended December 31, 2006 and December 31, 2005, have been allocated to the Predecessor based upon the weighted-average outstanding balance of these loans and the weighted-average interest rate outstanding on Teekay Corporation's loan facilities that were used to finance these loans. Prior to the IPO, the Predecessor settled its other non-interest bearing advances owing to Teekay Corporation by capital contributions to the subsidiaries.

5. Long-Term Debt

	December 31, 2007 $	December 31, 2006 $
USD-denominated Revolving Credit Facility due 2017	114,000	-
USD-denominated Term Loan due through 2017	35,100	38,700
	149,100	38,700
Less current portion	3,600	3,600
Total	145,500	35,100

As of December 31, 2007, the Company had one long-term revolving credit facility (or the Revolver) available, which, as at such date, provided for borrowings of up to $229.0 million, of which $115.0 million was undrawn. The total amount available under the Revolver reduces by a semi-annual amount of $12.6 million commencing in 2012. Interest payments are based on LIBOR plus a margin of 0.60%. As at December 31, 2007, the interest rate on the Revolver was 5.74%. The Revolver is collateralized by first-priority mortgages granted on seven of the Company's vessels, together with other related collateral, and includes a guarantee from the Company for all outstanding amounts. The Revolver requires that the Company and certain of its subsidiaries maintain a minimum liquidity (i.e., cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of a minimum of $35.0 million and at least 5.0% of our total debt.

Prior to the Company's IPO, seven of the Predecessor's ship-owning subsidiaries were borrowers under a revolving credit facility along with other subsidiaries of Teekay Corporation. This facility, which was repaid prior to the initial public offering, was previously used to finance corporate-related investments of Teekay Corporation. Consequently, the amount outstanding under this facility fluctuated significantly during the period from January 1, 2005 to December 18, 2007. Interest payments were based on LIBOR plus a margin of 0.60%. This facility had

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

5. Long-Term Debt (cont'd)

required Teekay Corporation and certain of its subsidiaries to maintain a minimum aggregate level of free liquidity and undrawn revolving credit lines. The facility was collateralized by first-priority mortgages granted on seven of the Predecessor's vessels, together with other related collateral and was guaranteed by Teekay Corporation.

As at December 31, 2007, the Company had one term loan outstanding in the amount of $35.1 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.9 million, and is collateralized by first-preferred mortgages on two of the Company's vessels, together with certain other related collateral. The term loan is guaranteed by Teekay Corporation.

The aggregate annual long-term debt principal repayments required to be made by the Company under the Revolver and term loan subsequent to December 31, 2007 are $3.6 million (2008), $3.6 million (2009), $3.6 million (2010), $3.6 million (2011), $3.6 million (2012) and $131.1 million (thereafter).

The weighted-average effective interest rate on the Company's long-term debt as at December 31, 2007 was 5.34% (December 31, 2006 – 4.06%). This rate does not reflect the effect of the interest rate swap the Company has used to hedge certain of its floating rate debt (see Note 6).

6. Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company's exposure to interest rate variability on its outstanding floating rate debt. During November 2007, Teekay Corporation contributed one interest rate swap to the Company having a liability value of $8.6 million. The swap matures in 2017 and the Company has designated the swap as a cash flow hedge of its USD LIBOR denominated borrowings. The net gains or loss on the swap from the date of contribution has been reported in a separate component of accumulated other comprehensive income, in the accompanying consolidated balance sheets and statements of changes in stockholders' equity to the extent the hedge is effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

The Company recorded a net loss of $0.1 million from the date of contribution through December 31, 2007 due to ineffectiveness in the cash flow hedging relationship. There was no significant gain or loss excluded from the assessment of hedge effectiveness of the cash flow hedges.

As at December 31, 2007, the Company estimated, based on current interest rates that it will reclassify approximately $0.2 million of net gain on derivative instruments from accumulated other comprehensive income to income during the next 12 months due to the payment of interest expense associated with the floating-rate debt. No amounts have been recorded in earnings due to the discontinuance of cash flow hedge accounting. The interest flows and any hedge ineffectiveness on interest rate swaps are recorded within interest expense in the consolidated statements of income.

The following summarizes the Company's derivative position as at December 31, 2007:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%) [(1)]
LIBOR-Based Debt:					
U.S. Dollar-denominated interest rate swap [(1)]	USD LIBOR 3M	100,000	(7,896)	9.8	5.55

(1) Excludes the margin the Company pays on its variable-rate debt, which as of December 31, 2007 was 0.6%

The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreement; however, the Company does not anticipate non-performance by any of the counterparties.

7. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents – The fair value of the Company's cash and cash equivalents approximate their carrying amounts reported in the consolidated balance sheet.

Long-term debt – The fair value of the Company's fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Derivative instruments – The fair value of the Company's derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and the current credit worthiness of the swap

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

7. Fair Value of Financial Instruments (cont'd)

counterparties. The estimated amount is the present value of future cash flows. The Company transacts its derivative instruments through investment-grade rated financial institutions and requires no collateral from these institutions.

The estimated fair value of the Company's financial instruments is as follows:

	December 31, 2007		December 31, 2006	
	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Cash and cash equivalents	34,839	34,839	-	-
Advances from (to) affiliates	4,004	4,004	(42,496)	(42,496)
Long-term debt	(149,100)	(147,777)	(38,700)	(35,921)
Derivative instrument:				
Interest rate swap agreement	(7,896)	(7,896)	-	-

8. Capital Stock

The authorized capital stock of Teekay Tankers Ltd. at December 31, 2007 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2007, the Company had 12.5 million shares of Class A common stock, 12.5 million shares of Class B common stock and no shares of Preferred Stock issued and outstanding.

Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock shall be entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.

Upon our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Shares of our Class A common stock are not convertible into any other shares of our capital stock. Each share of Class B common stock is convertible at any time at the option of the holder thereof into one share of Class A common stock. In addition, upon any transfer of shares of Class B common stock to a holder other than Teekay Corporation or any of its affiliates or any successor to Teekay Corporation's business or to all or substantially all of its assets, such shares of Class B common stock shall automatically convert into Class A common stock upon such transfer; and all shares of our Class B common stock will automatically convert into shares of our Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock. All such conversions will be effected on a one-for-one basis.

Prior to the closing of the Company's IPO on December 18, 2007, a subsidiary of Teekay Corporation transferred to the Company nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for 12,500,000 shares of the Company's Class B common stock, 2,500,000 shares of the Company's Class A common stock and a $180.8 million non-interest bearing promissory note.

On December 18, 2007, the Company completed its IPO of 11.5 million shares of Class A common stock at a price of $19.50 per share. The proceeds received by the Company from the Offering and the use of those proceeds are summarized as follows:

Proceeds received:	
Sale of 11,500,000 shares of Class A common stock at $19.50 per share	$224,250
Use of proceeds:	
Underwriting and structuring fees.	$14,015
Professional fees and other offering expenses to third parties	2,013
Repayment of promissory note	180,800
Repurchase of 1.5 million shares of Class A common stock from Teekay Corporation	27,422
	$224,250

As at December 31, 2007, the Company had reserved under its 2007 Long-Term Incentive Plan 1,000,000 shares of Class A common stock for issuance pursuant to awards to be granted.

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9. Related Party Transactions

a. Prior to the IPO, the Predecessor's vessels were managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Predecessor incurred general and administrative expenses of $4.9 million, $4.5 million and $3.9 million during the years ended December 31, 2007, 2006 and 2005, respectively.

b. During the years ended December 31, 2007, 2006 and 2005, $7.4 million, $7.6 million and $5.1 million, respectively, of general and administrative expenses attributable to the operations of the Predecessor prior to the IPO were incurred by Teekay Corporation and have been allocated to the Predecessor.

c. During the years ended December 31, 2007, 2006 and 2005, $2.4 million, $2.3 million and $1.3 million, respectively, of interest expense were incurred on loans advanced from Teekay Corporation and its subsidiaries to the Predecessor prior to the IPO.

d. During the years ended December 31, 2007, 2006 and 2005, $18.9 million, $15.8 million and $12.3 million, respectively, of revenues were earned from Skaugen PetroTrans Inc., a company in which Teekay Corporation owns a 50% beneficial interest.

e. Pursuant to the management agreement with Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation, the Company incurred management fees of $0.1 million for the period from December 18, 2007 to December 31, 2007 for commercial, strategic, technical and administrative services. The management agreement provides for payment of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of our outstanding common stock (or the *Threshold*), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Threshold. Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves our board of directors may have taken during the applicable fiscal period that have not already reduced the Cash Available for Distribution. No performance fees were payable by the Company for the period from December 18, 2007 to December 31, 2007.

f. Pursuant to a pool agreement with Teekay Chartering Limited, a wholly owned subsidiary of Teekay Corporation, the Company incurred pool management fees of $0.1 million for the period from December 18, 2007 to December 31, 2007. Teekay Chartering Limited provides commercial services to the pool participants and administers the pool in exchange for a fee currently equal to $350 per vessel per day plus 1.25% of the gross revenues attributable to each pool participant's vessels.

g. In November 2007, Teekay Corporation, contributed a $100 million, ten-year, 5.55% interest rate swap having a fair value liability of $8.6 million (see Note 6), to the Company for no consideration.

10. Operating Leases

Charters-out

Time charters of the Company's vessels to customers are accounted for as operating leases. As at December 31, 2007, four of our vessels operated under fixed-rate time-charters with our customers, two of which charters expire in 2008, one in 2009 and one in 2010. As at December 31, 2007, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $66.1 million, comprised of $35.0 million (2008), $21.1 million (2009), and $10.0 million (2010).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

11. Supplemental Cash Flow Information

The changes in non-cash working capital items related to operating activities for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year Ended December 31, 2007 $	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $
Accounts receivable	8,149	5,179	(11,988)
Prepaid expenses and other assets	1,474	(674)	(1,632)
Accounts payable and accrued liabilities	(4,699)	1,808	2,135
Due from pool	(1,600)	-	-
	3,324	6,313	(11,485)

Cash interest paid during the years ended December 31, 2007, 2006 and 2005 totaled $5.7 million, $15.6 million and $7.1 million, respectively.

In November 2007, Teekay Corporation contributed to the Company a ten-year interest rate swap (see Note 6) for no consideration.

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

11. Supplemental Cash Flow Information (cont'd)

In December 2007, advances of $41.0 million by Teekay Corporation were converted from debt to equity.

12. Earnings Per Share

Earnings per share is determined by dividing net income by the weighted-average number of shares outstanding during the period. For periods prior to December 18, 2007, such shares are deemed equal to the 15,000,000 common shares received by Teekay Corporation in exchange for net assets contributed to the Company in connection with the IPO.

	January 1 to December 17, 2007 $ (unaudited)	December 18 to December 31, 2007 $ (unaudited)	Year Ended December 31, 2007 $	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $
Net income available for common stockholders	40,221	2,266	42,487	40,153	43,891
Weighted average number of common shares	15,000,000	25,000,000	15,383,562	15,000,000	15,000,000
Common stock and common stock equivalents	15,000,000	25,000,000	15,383,562	15,000,000	15,000,000
Earnings per common share:					
- Basic and diluted	2.68	0.09	2.76	2.68	2.93

13. Valuation and Qualifying Accounts

	Balance at beginning of year $	Balance at end of year $
Allowance for bad debts:		
Year ended December 31, 2005	14	23
Year ended December 31, 2006	23	84
Year ended December 31, 2007	84	-

14. Subsequent Events

On April 7, 2008, the Company acquired two double-hull Suezmax-class oil tankers, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, from Teekay Corporation for a total cost of $186.9 million. The Company financed the acquisition by assuming existing debt related to the vessels and utilizing the Company's undrawn revolving credit facility for the remainder of the purchase price. The Ganges Spirit will be employed on its pre-existing time-charter contract that expires in May 2012 and the Narmada Spirit is currently employed in spot market trading.

EXHIBIT 12.1

CERTIFICATION

I, Bjorn Moller, Chief Executive Officer of the company, certify that:

1. I have reviewed this Annual Report on Form 20-F of Teekay Tankers Ltd. (the *"Company"*);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and for the Company and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: April 11, 2008

By: /s/ Bjorn Moller
Bjorn Moller
Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Vincent Lok, Chief Financial Officer of the company, certify that:

1. I have reviewed this Annual Report on Form 20-F of Teekay Tankers Ltd. (**the "*Company*"**);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: April 11, 2008

By: /s/ Vincent Lok
Vincent Lok
Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teekay Tankers Ltd. (the "*Company*") on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "*Form 20-F*"), I Bjorn Moller, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 11, 2008

By: /s/ Bjorn Moller
Bjorn Moller
Chief Executive Officer

EXHIBIT 13.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Teekay Tankers Ltd. (the "***Company***") on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "***Form 20-F***"), I Vincent Lok, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 11, 2008

By: /s/ Vincent Lok
Vincent Lok
Chief Financial Officer

F-17

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-148055) pertaining to the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan of our report dated March 11, 2008, except for Note 14, as to which the date is April 7, 2008, with respect to the consolidated financial statements of Teekay Tankers Ltd. (successor to Teekay Tankers Predecessor), included in the Annual Report (Form 20-F) for the year ended December 31, 2007.

Vancouver, Canada,   /s/ Ernst & Young LLP
April 11, 2008   Chartered Accountants